

2023

ANNUAL REPORT





FINANCIAL HIGHLIGHTS

OPERATING RESULTS (IN MILLIONS)	2023	2022
Sales and merchandising revenues	**$14,750**	$17,325
Gross profit	**745**	684
Operating, administrative, and general expenses	**492**	458
Income before income taxes from continuing operations	**170**	195
Net income from continuing operations attributable to The Andersons, Inc.	**101**	119
Earnings before interest, taxes, depreciation, and amortization from continuing operations (EBITDA)	**342**	386
Cash provided by operating activities	**947**	287
FINANCIAL POSITION (IN MILLIONS)		
Total assets	**$3,855**	$4,608
Working capital	**1,171**	945
Readily marketable inventories	**863**	1,309
Short-term debt	**43**	273
Long-term debt, including current maturities of long-term debt	**591**	603
Total equity	**1,516**	1,430
PER SHARE DATA		
Diluted earnings from continuing operations attributable to The Andersons, Inc. (EPS)	**$2.94**	$3.46
Adjusted EPS[1]	**3.44**	4.05
Dividends declared	**0.745**	0.725
Year-end market value	**57.54**	34.99
RATIOS AND OTHER DATA		
Long-term debt, including current maturities to Adjusted EBITDA[2]	**1.46**	1.46
Diluted weighted-average shares outstanding (in thousands)	**34,382**	34,422
Effective tax rate from continuing operations	**21.8 %**	20.4 %

Adjusted EPS[1]

$0.96
($0.04)
$2.89
$4.05
$3.44
2019
2020
2021
2022
2023

Adjusted EBITDA[2]
(In Millions)

$188
$170
$353
$412
$405
2019
2020
2021
2022
2023

Cash from Operations Before Working Capital Changes[3]
(In Millions)

$193
$201
$322
$315
$330
2019
2020
2021
2022
2023

[1] Adjusted EPS is a non-GAAP financial measure. The measure excludes after-tax charges for asset impairments (including equity method investments), transaction related compensation, goodwill impairment and after-tax gains on a cost method investment, asset sales, deconsolidation of a joint venture, and insured inventory recoveries for 2023; after-tax charges for asset impairments (including equity method investments), insured inventory expenses, and after-tax gains on asset sales for 2022; after-tax charges for transaction related compensation, asset impairments, loss on a cost method investment and an after-tax gain of the sale of a business for 2021; after-tax charges for severance and transaction related compensation, as well as income tax benefits resulting from the Coronavirus Aid, Relief, and Economic Security (CARES) Act for 2020; and after-tax charges for acquisition costs, transaction related compensation, asset impairments (including equity method investments) and after-tax gains on asset sales (including equity method investments) for 2019.

[2] EBITDA and Adjusted EBITDA are both non-GAAP financial measures. EBITDA is calculated as interest expense, tax expense, depreciation and amortization added back to net income (loss) from continuing operations. Reconciliations of EBITDA and Adjusted EBITDA to net income from continuing operations can be found in our fourth quarter earnings release and investor presentation posted to the Investor Relations webpage at https://investors.andersonsinc.com/presentations.

[3] Cash from operations before working capital changes is a non-GAAP financial measure. This measure is calculated by adding back changes in working capital to cash provided by (used in) operating activities as stated in the audited statement of cash flows. Reconciliations of cash from operations before working capital changes to cash provided by (used in) operating activities can be found in our fourth quarter earnings release and investor presentation posted to the Investor Relations webpage at https://investors.andersonsinc.com/presentations.









DEAR SHAREHOLDERS AND FRIENDS,

We are pleased to report strong earnings for 2023, our second-best adjusted full year results. We had a record fourth quarter and our Renewables segment achieved record full-year adjusted operating results. Our teams continue to focus on meeting the needs of our customers and we remain grateful for the support from our suppliers and for the dedication of our team. We embrace our position in the North American ag supply chain and will continue to identify new opportunities to profitably grow our company while earning appropriate shareholder returns and providing outstanding service to our customers. We were also proud to receive several awards in 2023, including being named one of The Americas' Fastest Growing Companies by the Financial Times®, one of America's Greatest Workplaces by Newsweek®, and one of America's Best Small Companies by Forbes®.

After several years of tight global supplies and volatility, 2023 ended with a replenished global supply of grain. These changing ag fundamentals will create new opportunities for our well-positioned assets and require shifts by our commodity merchandising teams. We anticipate leveraging our balanced portfolio of assets and product line merchandising as additional supply finds its way to storage. In addition, the changes in market dynamics should bring more growth opportunities as business owners reconsider their ownership positions in a changing ag market.

Our 2023 net income from continuing operations attributable to the company was $101 million, or $2.94 per diluted share. Adjusted net income was $118 million, or $3.44 per diluted share. Our 2023 adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) from continuing operations of $405 million was just shy of the record adjusted EBITDA from continuing operations of $412 million generated in 2022.

We continue to make steady progress on executing our growth strategy, including M&A, capital projects, and expansion of our merchandising businesses. After three years of very strong earnings combined with disciplined working capital management and capital spending, we ended the year with $644 million in cash, exceeding our total debt. Our long-term debt to EBITDA ratio was 1.5 times, well below our target of 2.5 times. We have capacity for growth but will continue to exercise discipline in our approach. We have a robust pipeline of M&A and organic growth projects that includes several exciting opportunities.

The **TRADE** segment started 2023 strong with good elevation margins in our assets and an inverse futures market. Good demand supported these assets and allowed our merchandising teams to capitalize on market dislocations and volatility resulting from the then-current global supply shortfalls. When the large South American harvest was complete, the global supply began to return to more normal levels, reducing the volatility in our markets. This was followed by a good, but later than normal, North American harvest where we were able to earn drying income on the wet grain we accumulated. For a portion of 2023, we also earned variable storage rate income on wheat deliveries. We experienced an unusual loss in Egypt when we accepted a lower exchange rate on customer payments due to currency liquidity issues. We remain supportive of our international business as it focuses on supply to

areas of population growth that require imported grains for food. Lastly, we grew our premium ingredients business with the third quarter acquisition of ACJ International, a supplier of pet food ingredients, as well as from adding capacity in our food-grade corn business. We continue to look for opportunities in this space. Trade recorded adjusted pretax earnings of $83 million and adjusted EBITDA of $155, following a record year in 2022.

The **RENEWABLES** segment had an outstanding year. Ethanol pricing for much of 2023 remained historically strong, after a slow start, and our four plants produced same-store record gallons and best-ever yields. Renewable diesel (RD) feedstock, ethanol, and feed product merchandising results continued to grow. In 2023, we sold 1.3 billion pounds of low carbon intensive feedstock, a 60% increase from 2022. We merchandise our own corn oil production as well as third-party vegetable oils and fats to supply the expanding North American RD production. Early in the year, the ELEMENT joint venture plant was placed in receivership due to operational and market challenges and recorded an impairment charge in the first quarter; the plant was ultimately sold in early 2024. Renewables recorded adjusted pretax earnings attributable to The Andersons of $98 million and adjusted EBITDA of $230 million.

Our **NUTRIENT & INDUSTRIAL** segment had a very good planting season in its dry fertilizer agricultural business with an overall 11% increase in fertilizer volume. A continuation of market pricing declines from the record highs of early 2022 reduced margin opportunities in spite of the volume increases. Our specialty liquids business also was lower year-over-year due to both volume and margin declines. In our manufactured products business, we had overall improvements in our operations but continue to be challenged by soft demand. Nutrient & Industrial ended the year with adjusted pretax earnings of $26 million and adjusted EBITDA of $62 million.

We remain focused on achieving our longer-term growth targets. With the strength of our balance sheet, we have capacity for growth projects that are aligned with our strategy. We have stated a goal of $475 million in run rate EBITDA by the end of 2025, which relies on a combination of organic growth and M&A. We anticipate that our growth will not necessarily be linear as is typical in a commodity business. With our focus on improving value for our shareholders, as well as maintaining sustainable businesses and operations, we will remain disciplined in our plans to acquire and invest at amounts that deliver appropriate returns.

As we share this report in the first quarter of 2024, commodity markets have shifted with lower prices on the increased supply. This has delayed farmers' delivery of grain to us. While this may reduce some nearby merchandising opportunities, we have a diverse portfolio of profit centers, and our well-positioned North American assets are ready to handle grain when brought to market. With 2024 planted acres expected to remain high and with a normal growing season, we anticipate strong volumes in our key draw areas. Demand for products that we merchandise is still solid and we will continue to search for opportunistic trades. We also continue to believe that our premium food corn, pet food, and feed ingredient demand will remain strong.

Ethanol crush margins have softened to begin the year, as is typical, but we expect to see improvement with industry maintenance shutdowns and expected fuel demand increases in the spring. We have invested in our ethanol production facilities to maintain their performance and will continue to do so. We are also making investments to increase the value of the co-products produced by these plants. The demand for RD feedstocks should continue to increase as more RD production facilities become operational. We plan to continue to grow this business, with a goal of merchandising two billion pounds of low carbon intensive feedstock by 2025, up from 1.3 billion last year.

We acknowledge a decline in farmer income based on the lower grain prices and higher interest rates but expect the fertilizers and specialty nutrients that we produce will continue to be a necessity for growers to maximize their yields. We anticipate further improvement in our manufactured product lines, particularly our turf products.

As stated previously, we expect to grow through M&A and capital investments but will remain disciplined in capital allocation and stay true to investing within or adjacent to our core. Our balance sheet is strong, and we have good capacity for this growth.

Our people are energized with the opportunities in front of us and remain the source of our success. We have had several years of strong execution in volatile markets and our teams are well-prepared for the market shifts. We remain focused on operating safely and efficiently, working on growth projects and opportunities, reviewing and refining our longer-term strategy, and becoming a more nimble and innovative company focused primarily on North American agriculture. We look forward to providing extraordinary service to our customers, supporting our suppliers and communities, and rewarding our employees and shareholders for many more years to come.

Thank you for your continued support,

 

Pat Bowe
President and
Chief Executive
Officer

Bill Krueger
Chief Operating
Officer and President,
Trade and Processing

Brian Valentine
Executive Vice
President and
Chief Financial Officer



Left to right: Brian Valentine, Pat Bowe, Bill Krueger

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____ .
Commission file number: 000-20557



THE ANDERSONS, INC.
(Exact name of the registrant as specified in its charter)

Ohio	**34-1562374**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1947 Briarfield Boulevard	
Maumee Ohio	**43537**
(Address of principal executive offices)	(Zip Code)

(419) 893-5050
(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, $0.00 par value, $0.01 stated value	**ANDE**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting stock which may be voted by persons other than affiliates of the registrant was $1,467.8 million as of June 30, 2023, computed by reference to the last sales price for such stock on that date as reported on the Nasdaq Global Select Market. The registrant had 33,832,276 common shares outstanding, no par value, at February 9, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on May 9, 2024, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year to which this report relates.

THE ANDERSONS, INC.

Table of Contents

<center>**Part I.**</center>

<u>**Item 1. Business**</u>

Company Overview

The Andersons, Inc. (the "Company") is a diversified company rooted in agriculture. Founded in Maumee, Ohio in 1947, the Company is a significant player in the North American agricultural supply chain and conducts its business in the trade, renewables, and nutrient & industrial sectors.

Segment Descriptions

The Company's operations are classified into three reportable business segments: Trade, Renewables, and Nutrient & Industrial. Each of these segments is organized based upon the nature of products and services offered and aligns with the management structure. See Note 12 to the Consolidated Financial Statements in Item 8 for information regarding business segments.

Trade

The Trade segment is a diversified business focusing on capturing profits through merchandising and managing logistics across a wide range of commodities. The segment specializes in the movement of physical commodities such as: whole grains, grain products, feed ingredients and domestic fuel products among other agricultural commodities. The Company has a broad geographic footprint with a diversified portfolio of physical commodities, although the principal commodities sold by the Company are corn, wheat and soybeans. Exported commodity sales are made both through intermediaries and direct shipments to foreign countries.

Trade also operates grain elevators across the United States and Canada where income is earned on commodities bought and sold through the elevator, commodities that are purchased and conditioned for resale, and commodities that are held in inventory until a future period, earning an elevation margin. Elevation margins consist of appreciation in the basis value of commodities held, which represents the difference between the cash price of a commodity in one of the Company's facilities and an exchange traded futures price ("basis"); appreciation or depreciation between different futures exchange contract months ("spread"); and commodities stored for others upon which storage fees are earned. The segment's asset-based grain handling business is seasonal in nature in that the largest portion of the principal grains are harvested and delivered from the farm and commercial elevators typically in July for wheat and September through November for corn and soybeans; however, depending on market conditions a significant portion of the principal grains may also be bought, sold and handled throughout the year.

Fixed price purchase and sale commitments as well as commodities held in inventory, expose the Company to risks related to adverse changes in market prices. Grain prices are typically comprised of two components, futures prices on regulated commodity exchanges and local basis adjustments. The Company manages the futures price risk by entering into exchange-traded futures and option contracts with regulated commodity exchanges. These regulated commodity exchanges maintain futures markets for the grains merchandised by the Company. Futures prices are determined by worldwide supply and demand. The business also offers a number of unique grain marketing, risk management and origination services to its customers and affiliated ethanol facilities for which it collects fees.

The Company competes in the sale of commodities with other public and private grain brokers, elevator operators and farmer owned cooperative elevators. Some of the Company's competitors are also its customers. Competition is based primarily on price, service and reliability. Because the Company often buys in smaller lots, its competition for the purchase of commodities is generally local or regional in scope, although there are some large national and international companies that maintain regional grain purchase and storage facilities. Significant portions of grain bushels purchased and sold are made using forward contracts.

Renewables

The Renewables segment produces, purchases and sells ethanol and co-products, offers facility operations, and provides risk management and marketing services to the ethanol plants it invests and operates in. The segment demonstrates an expertise in ethanol plant management, logistics and commercialization of ethanol and co-products with a focus on leading the industry in margins per bushel. The business leverages partnerships, which are discussed in further detail below, to expand market knowledge and shared technology across its plants. The segment also operates a merchandising and trade portfolio of ethanol, ethanol co-products and other biofuels, such as renewable feedstocks.

The Company owns a 50.1% interest in The Andersons Marathon Holdings LLC ("TAMH") and Marathon Petroleum Corporation ("Marathon") owns the remaining 49.9% interest. TAMH is comprised of four ethanol plants located in Iowa, Indiana, Michigan, and Ohio. These plants have a combined nameplate capacity of 405 million gallons but have a history of outperforming the nameplate capacity. The Company operates these facilities under a management contract, provides corn origination, ethanol marketing, and risk management services. The Company fully consolidates TAMH's results in the Company's Consolidated Financial Statements.

During the year ended December 31, 2023, the Company also owned 51% of ELEMENT, LLC ("ELEMENT") and ICM, Inc. ("ICM") owned the remaining 49% interest. ELEMENT is comprised of a 70 million-gallon-per-year bio-refinery in Kansas. The Company had acted as the manager of the facility, responsibilities which were assumed per the Management Services Agreement dated January 1, 2021, and ELEMENT was concluded to be a variable interest entity ("VIE") and had been consolidated within the Company's Consolidated Financial Statements. On April 18, 2023, ELEMENT was placed into receivership and a receiver was appointed, which took possession and control of the rights and interests of ELEMENT. With this appointment, while retaining its investment in ELEMENT, the Company ceased to have a controlling financial interest and was no longer deemed to be the primary beneficiary in the subsidiary. Accordingly, the Company deconsolidated ELEMENT at that time and began accounting for the subsidiary as an equity method investment. Substantially all of the ELEMENT's assets were sold on January 31, 2024, see Note 19 of the Consolidated Financial Statements for more information.

Nutrient & Industrial

The Nutrient & Industrial segment (formerly the Plant Nutrient Segment) is a manufacturer, distributor and retailer of agricultural and related plant nutrients, liquid industrial products, corncob-based products, pelleted lime and gypsum products, and various turf fertilizer, pesticide and herbicide products.

In its Nutrient & Industrial business, the Company competes with regional and local cooperatives, wholesalers and retailers, predominantly publicly owned manufacturers and privately-owned retailers, wholesalers and importers. Some of these competitors are also suppliers. Competition in the nutrient business is based largely on depth of product offering, price, location and service. Sales of agricultural nutrients and turf related products are heaviest in the spring and fall.

The segment is organized into the three divisions listed below:

Ag Supply Chain - The Ag Supply Chain division provides wholesale nutrients and farm services focused primarily in the Eastern Grain belt. The wholesale nutrients business formulates, stores and distributes dry and liquid agricultural nutrients, pelleted lime, gypsum and soil amendments. The major nutrient products are typically bought and sold as commodities. The farm centers offer a variety of essential crop nutrients, crop protection chemicals and seed products in addition to application and agronomic services to commercial and family farmers.

Engineered Granules - The Engineered Granules division manufactures and distributes proprietary professional lawn care products that are primarily sold into the golf course and professional turf care markets, serving both U.S. and international customers. The Company also performs contract manufacturing services to formulated and packaged fertilizer and weed and pest control products to various markets. It also manufactures value add soil amendments sold into agricultural and turf markets. Additionally, corncob-based products are manufactured for a variety of uses including laboratory animal bedding and private-label cat litter, as well as absorbents, blast cleaners, carriers and polishers. The principal sources for corncobs are seed corn producers. The products are distributed throughout the U.S. and international markets.

Specialty Liquids - The Specialty Liquids division manufactures and distributes a broad range of fertilizers, micronutrients, and soil amendments. The business has a diverse portfolio of specialty products which support more sustainable farming practices and command higher margins. The division is also a manufacturer and distributor of industrial products throughout the U.S. and Puerto Rico including nitrogen reagents, calcium nitrate, deicers, and dust abatement products.

Other

The Company's "Other" activities include corporate income, a small corporate venture fund and the cost for functions that provide support and services to the operating segments. The results include expenses and benefits not allocated to the operating segments and other elimination and consolidation adjustments.

Human Capital Resources and Management

As of December 31, 2023, the Company had a total of 2,334 employees across its Trade, Renewables and Nutrient & Industrial segments and Corporate Services function. This total was comprised of 982 salary, 1,277 hourly and 75 seasonal employees who conducted work at 122 locations across the United States, Canada, United Kingdom, Switzerland, Mexico, Romania and Singapore. Sixty-seven of the Company's locations included less than 10 employees.

- Recruiting: The Company aims to attract the best talent to sustain our ongoing success and this is a key aspect of succession planning across the Company. Talent acquisition efforts target both internal and external candidates. The Company advertises opportunities on large online job boards, state job boards and various targeted diversity job boards, as well as geographically specific media channels. It also engages in campus recruiting efforts for entry level professional talent, internships and professional development programs. The Company strives to find candidates within its geographic footprint to generate a diverse talent pool. It believes that a diverse workforce with a range of experiences and perspectives is a significant driver of sustainable innovation and growth.

- Focus on Safety: Maintaining a high standard of employee safety is paramount to the Company's core values. Systems and technology have been implemented to support the Company's safety culture, maintain a safe working environment and foster personal accountability. As a part of our employee onboarding process, employees are required to complete core safety courses. A yearly training calendar is followed to ensure timely completion of annual safety training. The Company's safety program stays current on real-time concerns using anonymous employee surveys to confirm the effectiveness of the program. The program also focuses on identifying and focusing on high-risk work that has the potential of causing serious injury or fatality.

- Employee Engagement: The Company maintains an open-door policy that encourages candid conversations between employees and any level of leadership about job-related concerns without fear of reprisal. It regularly solicits employee feedback through informal pulse surveys and formal engagement surveys. It also communicates with employees on a weekly, monthly and quarterly basis through electronic newsletters, town halls, its intranet site and small group meetings with the Chief Executive Officer.

- Talent Development: The Company values our investment in growing and retaining highly skilled talent. The Company aims to provide all of its employees with regular feedback to support their growth and development. It offers several resources to help employees expand their business knowledge and leadership skills, including merchandising and finance development programs. It hosts a Foundations of Leadership training course to newly appointed supervisors. It also offers a learning management system which houses numerous online courses, videos, audiobooks and podcasts that are available to all employees on demand and provides for thousands of continuing education credits for various professional certifications. Additionally, several in-person trainings are led by internal staff.

- Health and Wellness: The Company partners with a wellness vendor to offer a comprehensive healthy lifestyles program to employees and their spouses. The program uses rewards and incentives to encourage participants to take the necessary steps to manage their health and wellness goals. The program offers a prediabetes program, personal e-coaching with a licensed health professional and financial wellness webinars.

- Compensation and Benefits: The Company offers market competitive employee compensation and benefits programs. Benefits include health care benefits, dental and vision benefits, disability and life insurance coverages and other a la carte voluntary benefit offerings. Company leave policies include domestic and sexual violence leave, family and medical leave, parental leave and military leave.

- Community Involvement: The Company believes strongly in sharing its time, talent and financial resources to help improve and sustain the quality of life in its communities. It has contributed a portion of its operating income to community organizations every year since its founding in 1947. The Company also encourages employees to share their time and gifts through volunteerism, participation in its annual workplace giving campaign and gift match program.

Government Regulation

The Company, like other companies engaged in similar businesses, is subject to a multitude of federal, state, foreign and local environmental protection laws and regulations including, but not limited to, laws and regulations relating to air quality, water quality, pesticides and hazardous materials. The provisions of these various regulations could require modifications of certain of the Company's existing facilities and could restrict the expansion of future facilities or significantly increase the cost of operations. Compliance with environmental laws and regulations did not materially affect the Company's earnings or competitive position in 2023. In each of the countries in which we operate, we are subject to a variety of laws and regulations governing various aspects of our business, including general business regulations as well as those governing the manufacturing, handling, storage, transport, marketing and sale of our products. These include laws and regulations relating to facility licensing and permitting, food and feed safety, the handling and production of regulated substances, nutritional and labeling requirements, global trade compliance and other matters.

Grain sold by the Company must conform to official grade standards imposed under a federal system of grain grading and inspection administered by the United States Department of Agriculture ("USDA"). The production levels, markets and prices of the grains that the Company merchandises are affected by United States government programs, which include acreage control and price support programs of the USDA. The U.S. Food and Drug Administration ("FDA") has developed bioterrorism prevention regulations for food facilities, which require that the Company registers its grain operations with the FDA, provide prior notice of any imports of food or other agricultural commodities coming into the United States and maintain records to be made available upon request that identifies the immediate previous sources and immediate subsequent recipients of its grain commodities. Failure to comply with the laws and regulations of the FDA or similar state agencies could prevent us from selling certain of our products or subject us to liability.

In regard to our investments in ethanol production facilities, we follow standards implemented by the Renewable Fuel Standard ("RFS") and Environmental Protection Agency ("EPA"). We obtain and maintain various environmental permits to operate our plants and other facilities. Legislation and regulatory rule making at the federal, state, and international level can impact us. Based on the standards, much of the blending is done to meet the RFS standard by adding 10% ethanol. Blending fuel-grade ethanol into gasoline is one means of reducing carbon intensity of transportation fuels.

We employ maintenance and operations personnel at each of our plants. In addition to the attention we place on the health and safety of our employees, the operations of our facilities are regulated by the Occupational Safety and Health Administration ("OSHA").

Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are filed with the Securities and Exchange Commission (the "SEC"). The Company is subject to the informational requirements of the Exchange Act and files or furnishes reports, proxy statements and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge at https://investors.andersonsinc.com/SEC-filings when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company periodically provides other information for investors on its corporate website, www.andersonsinc.com, and its investor relations website, https://investors.andersonsinc.com/home. This includes press releases and other information about financial performance, information on corporate governance and details related to the Company's annual meeting of shareholders. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, the Company's website references above are intended to be inactive textual references only.

Item 1A. Risk Factors

The Company's operations are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in this Form 10-K and could have a material adverse impact on the financial results of the Company. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known or currently viewed to be immaterial may also materially and adversely affect business, financial condition or results of operations. These risks can be impacted by factors beyond management's control. The following risk factors should be read carefully in connection with evaluating the Company and the forward-looking statements contained elsewhere in this Form 10-K.

Risks Related to our Business and Industry

Our business is affected by the supply and demand of commodities and is sensitive to factors outside of our control. Adverse price movements could negatively affect our profitability and results of operations.

Our Trade, Renewables and Nutrient & Industrial businesses buy, sell and hold inventories of agricultural input and output commodities, some of which are readily traded on commodity futures exchanges. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures to finance hedges in the commodity business in rapidly rising markets. In our Nutrient & Industrial business, changes in the supply and demand of these commodities can also affect the value of inventories that we hold, as well as the price of raw materials as we are unable to effectively hedge these commodities. Increased costs of inventory and prices of raw material would decrease our profit margins and adversely affect our results of operations.

Corn - The principal raw material used to produce ethanol and co-products is corn. As a result, an increase in the price of corn in the absence of a corresponding increase in petroleum-based fuel prices will typically decrease ethanol margins thus adversely affecting financial results in the Renewables segment. At certain levels, the relationship between corn and petroleum-based fuel prices may make ethanol uneconomical to produce for fuel markets. The price of corn is influenced by weather conditions and other factors affecting crop yields, shifts in acreage allocated to corn versus other major crops and general economic and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and adversely impact income. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. High costs or shortages could require us to suspend ethanol operations until corn is available on economical terms, which would have an adverse effect on operating results.

Commodities - While we manage the risk associated with agricultural commodity price changes for our commodity inventory positions with derivative instruments, including purchase and sale contracts, we are unable to offset 100% of the price risk of each transaction due to timing, availability of futures and options contracts and third-party non-performance risk. Furthermore, there is a risk that the derivatives we employ will not be effective in offsetting all of the risks that we are trying to manage. This can happen when the derivative and the underlying value of grain inventories and purchase and sale contracts are not perfectly correlated. Our commodity derivatives, for example, do not perfectly correlate with the basis component of our commodity inventory and contracts. Differences can reflect time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, basis moves on a large commodity position can significantly impact the profitability of the Company.

Our futures, options and over-the-counter contracts are subject to margin calls. If there are large movements in the commodities market, we could be required to post significant levels of margin deposits, which would impact our liquidity. There is no assurance that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful and any sudden change in the price of these commodities could have an adverse effect on our business and results of operations.

Natural gas - We rely on third parties for our supply of natural gas, which is consumed in the drying of wet grain, manufacturing of certain lawn products, pelleted lime and gypsum, and manufacturing of ethanol. The prices for and availability of natural gas are subject to market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather and overall economic conditions. Significant disruptions in the supply of natural gas could impact the operations of the Company's facilities. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect future results of operations and financial position.

Gasoline and oil - We market ethanol as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a substitute for petroleum-based gasoline. As a result, ethanol prices will be influenced by the supply and demand for gasoline and oil and our future results of operations and financial position may be adversely affected if gasoline and oil demand or prices decline substantially.

Potash, phosphate and nitrogen - Raw materials used by the Nutrient & Industrial business include potash, phosphate and nitrogen, for which prices can be volatile and are driven by global and local supply and demand factors. Significant increases in the price of these commodities may result in lower customer demand and higher than optimal inventory levels. In contrast, reductions in the price of these commodities may create lower of cost or net realizable value adjustments to inventories.

Some of our business segments operate in highly regulated industries. Changes in government regulations or trade association policies could adversely affect our results of operations.

Many of our business segments are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Other regulations are applicable generally to all our businesses and corporate functions, including, without limitation, those promulgated under the Internal Revenue Code, the Affordable Care Act, the Employee Retirement Income Security Act and other employment and health care related laws, federal and state securities laws, and the U.S. Patriot Act. Failure to comply with such regulations can result in additional costs, fines or criminal action.

A significant part of our operations is regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have an adverse effect on our business. We cannot assure that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities which could significantly increase the cost of those operations.

Trade and Renewables - In our Trade and Renewables businesses, agricultural production and trade flows can be affected by government programs and legislation. Production levels, markets and prices of the commodities we merchandise can be affected by U.S. government programs, which include acreage controls and price support programs administered by the USDA and required levels of ethanol in gasoline through the Renewable Fuel Standards as administered by the Environmental Protection Agency ("EPA"). Other examples of government policies that can have an impact on our business include tariffs, taxes, duties, subsidies, import and export restrictions, outright embargoes and price controls on agricultural commodities. Because a portion of our commodity sales are to exporters, the imposition of export restrictions and other foreign countries' regulations could limit our sales opportunities and create additional credit risk associated with export brokers if shipments are rejected at their destination.

International trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Trade disputes can lead to the implementing of tariffs on commodities in which we merchandise or otherwise use in our operations. This can lead to significant volatility in commodity prices, disruptions in historical trade flows and shifts in planting patterns in the Company's geographic footprint, which would present challenges and uncertainties for our business. The imposition of new tariffs or uncertainty around future tariff levels can cause significant fluctuations in the futures and basis levels of agricultural commodities, impacting our earnings. We cannot predict the effects that future trade policy or the terms of any negotiated trade agreements and their impact on our business.

Nutrient & Industrial - Our Nutrient & Industrial business manufactures certain agricultural nutrients and uses potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the EPA and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. In the past, regulations governing the use and registration of these materials have required us to adjust the raw material content of our products and make formulation changes. Future regulatory changes may have similar consequences. Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals, which, in turn, could result in a loss of revenue, cause our inventory to become obsolete or give rise to potential lawsuits against us. Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and have an adverse impact on the Company's financial results.

We are required to carry significant amounts of inventory across all of our businesses. If a substantial portion of our inventory becomes damaged or obsolete, its value would decrease, and have an adverse impact on the Company's financial results.

We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our businesses. For example, within our Trade and Renewables businesses, there is the risk that the quality of our inventory could deteriorate due to damage, moisture, insects, disease or foreign material. If the quality of our inventory were to deteriorate below an acceptable level, the value of our inventory could decrease significantly. In our Nutrient & Industrial business, planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the producer's perception of demand. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Either of these factors could render some of our inventory obsolete or reduce its value.

Our indebtedness could negatively affect our financial condition, decrease our liquidity and impair our ability to operate the business.

If cash on hand is insufficient to pay our obligations or margin calls as they come due at a time when we are unable to draw on our credit facility, it could have an adverse effect on our ability to conduct our business. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Certain of our long-term borrowings include provisions that require minimum levels of working capital and equity and impose limitations on additional debt. Our ability to satisfy these provisions can be affected by events beyond our control, such as the demand for and the fluctuating price of commodities. Noncompliance with these provisions could result in default and acceleration of long-term debt payments.

We face increasing competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.

The markets for our products in each of our business segments are highly competitive. While we have substantial operations in certain of the regions where we operate, some of our competitors are significantly larger, compete in wider markets, have greater purchasing power, and have considerably larger financial resources. We also may enter into new markets where our brand is not recognized and in which we do not have an established customer base. Competitive pressures in all of our businesses could affect the price of, and customer demand for, our products, thereby negatively impacting our profit margins and resulting in a loss of market share.

Our Trade and Renewables businesses use derivative contracts to reduce the impact of volatility in the commodity markets. Non-performance by the counterparties to those contracts could adversely affect our future results of operations and financial position.

A significant number of purchases and sales within the Trade and Renewables segments are made through forward contracting, much of which includes a natural back-to-back hedging relationship. In addition, the Company uses exchange traded and, to a lesser degree, over-the-counter contracts to further reduce volatility in changing commodity prices. A significant adverse change in commodity prices could cause a counterparty of one or more of our derivative contracts to not perform on its obligation.

We face increasing exposure to country risk in countries that face financial, political, and economic unrest through unsecured credit, inventory, forward contract risk or payment origination that could adversely affect our future results of operations, financial position, and cash flows.

With our 2021 launch of the Company's Switzerland merchandising business, we have increased our international supply chain operations and exposure. With the increased international presence comes additional country risk through trade flows around the globe with direct exposure to the counterparty, via contract mark-to-market exposure, unsecured accounts receivable or inventory in the country. In certain areas in which we trade (both origination and destination) country risk is more prevalent given the country's political and/or economic situations like Russia's invasion of Ukraine. The addition of purchases and sales of grain in vessel sized quantities to support the Switzerland-based businesses increases the size and potential severity of our country risk. Additionally, there could be a rapid increase in interest rates creating difficulty for our counterparties to access U.S. dollars making it difficult to collect accounts receivable timely. We have engaged third parties to provide assessments of country risk and business ratings driven by economic indicators. We also have established counterparty credit limits and various monitoring agreements. Additionally, we have a diverse customer base, so we have the ability to divert cargo in transit to another counterparty, country, or region to limit the exposure of a material financial loss.

Our business involves considerable safety risks. Significant unexpected costs and liabilities would have an adverse effect on our profitability and overall financial position.

Due to the nature of some of the businesses in which we operate, we are exposed to significant operational hazards such as grain dust explosions, fires, malfunction of equipment, abnormal pressures, blowouts, pipeline and tank ruptures, chemical spills or run-off, transportation accidents, and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage and may result in suspension of operations and the imposition of civil or criminal penalties. If grain dust were to explode at one of our elevators, if an ethanol plant were to explode or catch fire, or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk.

We own several aging assets that require regular assessment and continual investments in maintenance capital. If we experience catastrophic damage to our facilities due to structural integrity, this could result in disruptions to operations, potential safety incidents and losses not covered by insurance.

The Company has several aging assets that require continual maintenance to remain reliable and safe to operate. Mitigating asset structural integrity risk is critical to avoid property damage claims, business interruptions, and injuries. Engineers undertake inspections of assets regularly and based on the nature of our business there are some heightened risks. For example, risk of bin failures and fires in bins are mitigated by exercising caution with moving grain and controlling temperatures, respectively. We also have an increased focus on safety and training employees to be able to identify potential safety and asset integrity issues. We also are undergoing capital spending allocations to ensure that proper maintenance can occur timely. To help mitigate losses in the event of a claim, we are insured under inventory, property, liability and business interruption policies. However, these policies are subject to deductibles and certain limits. Although we believe we have appropriate levels of insurance to cover material losses, if we continue to experience insurable claims, our annual insurance premiums could increase, and some insurance carriers may cease to cover us. Obtaining adequate insurance at that point could have additional costs and lesser coverage. Then, the occurrence of a claim, could have a material adverse effect on our reputation, financial condition and results of operations.

Adverse weather conditions, including as a result of climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations and operating results.

Adverse weather conditions have historically caused volatility in the agricultural commodity industry and consequently in our operating results by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce demand for our fertilizer products and negatively affect the creditworthiness of agricultural producers who do business with us. A significant portion of the Company's assets are exposed to conditions in the Eastern Grain Belt. In this region, adverse weather during the fertilizer application, planting, and harvest seasons can have negative impacts on our Trade, Renewables and Nutrient & Industrial businesses. Higher basis levels or adverse crop conditions in the Eastern Grain Belt can increase the input costs or lower the market value of our products relative to other market participants that do not have the same geographic concentration.

Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations, the location, costs and competitiveness of agricultural commodity production and related storage and processing facilities and the supply and demand for agricultural commodities. These effects could be material to our results of operations, liquidity or capital resources.

The Company faces risks related to international conflicts, acts of terrorism and wars that may adversely impact the Company's financial condition or results of operations.

Geopolitical instability and conflicts including acts of terrorism, threats of war or actual war, could cause disruptions in our ability to sell and ship products, collect payments from, and do business with certain customers based on logistic challenges, safety concerns, and conforming with regulatory compliance. There could be trade restrictions including export restrictions and tariffs which would increase costs and have an adverse effect on results from operations.

General Risk Factors

We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could increase our costs and have a material adverse effect on any one of our business segments.

We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier's prices, it could significantly increase our costs and reduce our profit margins.

We are subject to global and regional economic downturns and related risks including health epidemics, pandemics and similar outbreaks.

The level of demand for our products is affected by global and regional demographic and macroeconomic conditions, including population growth rates, changes in standards of living and the occurrence of any health-related risks. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for agricultural commodities and food products, which could adversely affect our business and results of operations. The occurrence of health-related risks including epidemics or global pandemics may adversely affect the economy. The extent to future epidemics or pandemics impact our business going forward will depend on the duration or scope of the outbreak and how governmental, businesses, and society respond, along with the economic impact including financial market volatility. The pace of economic improvement is uncertain and there can be no assurance that economic and/or political conditions will not continue to affect market and consumer confidence or deteriorate further in the near term.

The Company may not be able to effectively integrate businesses it acquires.

We continuously look for opportunities to enhance our existing businesses through strategic acquisitions. The process of integrating an acquired business into our existing business and operations may result in unforeseen operating difficulties and expenditures as well as require a significant amount of management resources. There is also the risk that our due diligence efforts may not uncover significant business flaws or hidden liabilities. In addition, we may not realize the anticipated benefits of an acquisition and they may not generate the anticipated financial results. Additional risks may include the inability to effectively integrate the operations, products, technologies and personnel of the acquired companies. The inability to maintain uniform standards, controls, procedures and policies would also negatively impact operations.

If our goodwill, amortizable intangible assets and long-lived assets become impaired, then we could be required to record a significant charge to earnings.

The Company is required to test for goodwill impairment at least annually. In addition, we review our tangible and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill, amortizable intangible assets and long-lived assets may not be recoverable include prolonged declines in stock price, market capitalization or cash flows, and slower growth rates in our industry. Depending on the results of our review, we could be required to record a significant charge to earnings in our Consolidated Financial Statements during the period in which any impairment is determined, negatively impacting our results of operations.

Our business depends on our ability to attract and retain talented employees.

Our success as a Company is dependent on hiring and retaining highly skilled employees with diverse backgrounds and experiences. If we are unable to motivate and retain employees, we may not be able to maximize productivity and effectively operate our facilities. Further, our long-term success depends on effective succession planning across all levels of management and operations. Failure to effectively identify key employees and ensure appropriate training and smooth transitions could adversely impact our ability to execute our business strategies and operations.

Compliance with evolving environmental, social and corporate governance ("ESG") regulations including climate change may impact our reputation, increase our operating costs, and reduce the value of our assets and products.

There is an increased focus on environmental, social and corporate governance regulations for the industry. As a Company, we assess the potential impacts of our business on environmental risks including climate change, carbon emissions, physical and transition risks, along with other environmental issues. The Company, through our Enterprise Risk Management ("ERM") program and other efforts, is actively focused on strategic goals to expand responsible practices to reduce environmental risks while ensuring compliance with evolving laws and regulations. For example, through working with third parties such as Supplier Leadership on Climate Transition, we have reported Scope 1 and 2 greenhouse gases emissions in our annual Sustainability Report, and we are working with third parties to develop Scope 3 data. We have been participating with customers in pilot sustainable sourcing projects as well as looking to participate in Field to Market which provides farming operation analytics to customers to create greater visibility into supply chain and sustainability efforts. If we are unable to properly assess these risks and meet our ESG reporting goals and metrics for Scope 1, 2 and 3 greenhouse gas emissions, or if our efforts are considered to be inadequate, then stakeholders, the industry, and investors might perceive that we are not responding appropriately and responsibly to the growing concern. As a result, investors may reconsider their capital investments and our reputation could be diminished leading to customers and suppliers choosing to refrain from engaging in business with us.

The Company faces transition risks and physical risks related to climate change.

With the increased regulations and opportunity of electric vehicles comes the transitional risk that biofuels are in lower demand due to environmental concerns with climate change and changing consumer behavior. While biofuels also have less carbon emissions than regular gasoline, electric vehicles have the lowest emissions. A decrease in demand for biofuels as a result of regulatory or market changes would result in ethanol plants being underutilized along with a lower demand for corn to be used in ethanol production. The decrease in corn demand for ethanol production would mean a greater supply of corn for human and livestock consumption, driving down food costs and could lower overall grain prices. From a physical risk standpoint, there is increased land acreage that was historically used for growing corn that is being left unplanted as there is belief that the empty farmland is aiding in absorbing carbon dioxide. This would result in decreased agriculture productivity, reducing the amount of fertilizers needed and grains harvested. There are many assumptions both domestically and internationally driving the impact of supply and demand for corn, soybeans and other grains so it is too early to quantify the transition and physical risks involved with the gradual shift to electrification and the environmental regulatory changes. Although we believe that many regions both domestically and internationally will still rely on biofuels as they are slower to make changes and might not have immediate resources to do so, we cannot be certain about the pace and nature of changes in the industry and how it will impact demand for our products. These environmental changes could be costly and adversely affect our facilities, financial position and results of operations. While our Company believes that we are strategically positioned so that we can assess our role in actively reducing environmental risks while remaining focused on being a leader in the merchandising of grains and other co-products domestically and internationally, it is not possible to predict exactly how a changing climate will impact our business. If our strategies prove ineffective, our business could be adversely affected.

The Company's information technology systems may impose limitations or failures which may affect the Company's ability to conduct its business.

The Company's information technology systems, some of which are dependent on services provided by third parties, provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, converting raw materials to finished products, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, human resources and other processes necessary to manage the business. The Company has put in place business continuity plans for its critical systems. However, if the Company's information technology systems are damaged, or cease to function properly due to any number of causes, such as catastrophic events or power outages, and the Company's business continuity plans do not allow it to effectively recover on a timely basis, the Company may suffer interruptions in the ability to manage its operations, which may adversely impact the Company's operating results.

We are in the process of reviewing our system roadmaps, to help standardize processes and support growth initiatives. This will likely result in potential system implementations as part of our ongoing information technology transformation strategy, and we plan to implement these systems throughout relevant parts of our business. If we do not allocate and effectively manage the resources necessary to explore, build and sustain the proper information technology infrastructure, or if we fail to achieve the expected benefits from this initiative, it may impact our ability to process transactions accurately and remain aligned with the changing needs of our business. In addition, failure to deliver the applications on time or anticipate the necessary readiness and training needs could lead to business disruption, and loss of customers and employees. In connection with potential implementations and resulting business process changes, we will continue to enhance the design and documentation of business processes and controls, including our internal control over financial reporting processes, to maintain effective controls over financial reporting.

We utilize cloud-based services, systems and networks managed by third-party vendors to process, transmit and store information and to conduct certain business activities and transactions with employees, customers, vendors and other third parties. Our utilization of these cloud-based services and systems could increase as we implement our information technology transformation initiatives. If any of these third-party service providers or vendors do not perform effectively, or if we fail to adequately monitor their performance (including compliance with service-level agreements or regulatory or legal requirements), we may have to incur additional costs to correct errors made by such service providers, or we could be subject to litigation, claims, or regulatory proceedings. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, adverse effects on financial reporting, or damage to our reputation. In addition, the management of multiple third-party service providers increases operational complexity and decreases our control.

We are at risk of cyber-incidents or other security breaches that could undermine our ability to operate effectively.

Our security measures may be breached due to employee error, malfeasance, or otherwise. In addition, although the systems continue to be refreshed periodically, portions of the infrastructure are outdated and may not be adequate to support new business processes, accounting for new transactions, or implementation of new accounting standards if requirements are complex or materially different than what is currently in place.

Additionally, outside parties may attempt to destroy critical information, or fraudulently induce employees, third-party service providers, or users to disclose sensitive information to gain access to our data or our users' data. Notwithstanding the attention the Company pays to cybersecurity risks and the processes and controls implemented, the Company may not be successful in preventing or mitigating a cybersecurity incident. As with all companies, these security measures are subject to third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities. Cybersecurity risks rapidly evolve and are complex, so the Company must continually adapt and enhance processes and controls. As the Company does this, management must make judgments about where to invest resources to protect the Company and our assets most effectively. These are inherently challenging processes, and management can provide no assurance that the processes and controls implemented will be effective or that we will be able to prevent, repel or mitigate the effects of such an attack by outside parties. The Company also relies on third parties to maintain and process certain information which could be subject to breach or unauthorized access to Company or employee information. We must rely on these entities for adequately detecting and reporting cyber incidents, in which delays could disrupt our operations or potentially affect our ability to report or respond to cybersecurity incidents effectively or in a timely manner. Any such incident to the Company or a third party could result in an inability to perform critical functions, significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our services that could potentially have an adverse effect on our business.

For information on our cybersecurity risk management, strategy and governance, see *Item 1C. Cybersecurity*.

A change in tax laws or regulations of any federal, state or international jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity.

We continue to assess the impact of various U.S. federal, state, local and international legislative proposals that could result in a material increase to our U.S. federal, state, local and/or international taxes. We cannot predict what impact, if any, changes in federal policy, including tax policies, will have on our industry or whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our financial position, results of operations, cash flows and liquidity. Changes in applicable U.S. or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense and profitability. Such impact may also be affected positively or negatively by subsequent potential judicial interpretation or related regulation or legislation which cannot be predicted with certainty.

We are subject to various legal and regulatory proceedings, including litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact our business, financial condition and results of operations.

In the ordinary course of business, we are subject to various legal and regulatory proceedings, which may include but are not limited to those involving antitrust, tax, environmental, intellectual property, data privacy and other matters, including general commercial litigation. Any claims raised in legal and regulatory proceedings, whether with or without merit, could be time consuming and expensive to defend and could divert management's attention and resources. Additionally, the outcome of legal and regulatory proceedings may differ from our expectations because the outcomes of these proceedings are often difficult to reliably predict. Various factors and developments can lead to changes in our estimates of liabilities and related insurance receivables, where applicable, or may require us to make additional estimates, including new or modified estimates that may be appropriate due to a judicial ruling or judgment, a settlement, regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in charges that could have a material adverse effect on our results of operations in any particular period.

In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. In the future, we may not be able to maintain insurance at commercially acceptable premium levels. In addition, the levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant judgment or claim is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments.

Item 1C. Cybersecurity

The Company is committed to ensuring the safe operation of its business by means of a dedicated cybersecurity program designed to protect the confidentiality, integrity, and availability of its assets from cybersecurity threats. The Company's customers, suppliers, and joint venture partners also face cybersecurity threats, and a cybersecurity incident impacting the Company or any of these entities could materially impact our operations, performance, and results of operations. New and evolving cybersecurity threats and related risks make it imperative that the Company allocates the appropriate resources to mitigate these risks, adapts to the changing cybersecurity landscape, and responds to emerging threats in a timely and effective manner.

The underlying controls of the Company's cybersecurity program are designed to be aligned with the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") standards for cybersecurity and information technology. The controls in the Company's cybersecurity program include but are not limited to, endpoint threat detection and response, privileged access management, logging and monitoring, multi-factor authentication, firewalls and intrusion detection and prevention, vulnerability, and patch management. Management regularly assesses the Company's cybersecurity capabilities and has implemented policies, processes, and technology that it considers appropriate to reduce the likelihood or impact of a breach.

Third parties also play a role in the Company's cybersecurity. The Company engages third-party contractors to assess cybersecurity controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. These assessments include testing both the design and operational effectiveness of these cybersecurity controls. The Company engages with these partners to monitor and maintain the performance and effectiveness of products and services that are deployed in the Company's information technology environment. Management also shares and receives threat intelligence with our peers, local public companies, and cybersecurity associations.

The Company's Senior Manager of Information Security, reporting to the Vice President of Information Technology, is the leader of the Company's cybersecurity team. The Senior Manager of Information Security is responsible for assessing and managing the Company's cybersecurity program, informs the Vice President of Information Technology and other senior management as appropriate regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our Senior Manager of Information Security and Vice President of Information Technology have decades of collective experience in managing information technology and cybersecurity functions, both at the Company and in prior positions. Management also periodically evaluates the experience of the Company's entire cybersecurity team to ensure adequate coverage across all eight key knowledge domains identified by the Certified Information Systems Security Professional certification.

Employees outside of the cybersecurity team also have a role in our cybersecurity defenses and they are engaged in a culture supportive of security protocols, which management believes improves the Company's cybersecurity. All employees are required to complete cybersecurity trainings annually and have access to more frequent cybersecurity trainings through online trainings. We also require employees in certain roles to complete additional role-based, specialized cybersecurity trainings. The internal business owners of hosted applications are required to document user access reviews at least annually and receive a System and Organization Controls ("SOC") 1 or SOC 2 report from the vendor. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, management will take additional steps to assess the vendor's cybersecurity preparedness.

The Audit Committee of the Board of Directors oversees the Company's cybersecurity program and the steps taken by management to monitor and mitigate cybersecurity risks. The Company's Vice President of Information Technology regularly addresses the Audit Committee, typically on a quarterly basis, regarding our cybersecurity and data privacy progress to the NIST CSF standards along with briefing the Committee on any cybersecurity incidents that were determined to have a moderate or higher impact on the business, even if immaterial to the Company as a whole. In the event of an incident, management intends to follow the Company's incident response plan, which outlines the steps to be followed from the detection of an incident to mitigation, recovery, and notification, including notifying functional areas, as well as senior leadership and the Audit Committee, as appropriate. Determination of when to notify senior leadership and the Audit Committee is made by the Vice President of Information Technology in consultation with other members of senior leadership as needed. Depending on the nature and severity of the incident, disclosure can be handled either through scheduled quarterly reporting to the Audit Committee or as an immediate disclosure to the Chair of the Audit Committee.

Assessing, identifying, and managing cybersecurity related risks are integrated into the Company-wide ERM process. On an annual basis, management assesses the top risks facing the enterprise through the Company's ERM process. Cybersecurity related risks are included in this annual function and to the extent the ERM process assigns a heightened risk to cybersecurity, risk owners are named to address the severity, likelihood, and controls in place to mitigate these risks. Upon the conclusion of the ERM process, management's assessment is then presented to the Board of Directors.

Notwithstanding the attention the Company pays to cybersecurity risks and the processes and controls implemented, the Company may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on its business, strategy, financial condition, results of operations, cash flows, and reputation. Cybersecurity risks rapidly evolve and are complex, so the Company must continually adapt and enhance processes and controls. As the Company does this, management must make judgments about where to invest resources to protect the Company and our assets most effectively. These are inherently challenging processes, and management can provide no assurance that the processes and controls implemented will be effective.

The Company has experienced, and expects to continue to experience, cyber incidents in the normal course of business. Cybersecurity threats, including as a result of previous incidents, to date, have not had, and as of the date hereof we do not believe are reasonably likely to have, a material adverse effect on the Company's business, strategy, financial condition, results of operations, or cash flows. However, for the reasons described above, management cannot guarantee that the Company will not be materially affected in the future. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for further discussion of cybersecurity risks.

Item 2. Properties

The Company's principal agriculture and other properties are described below. The Company believes that its properties are adequate for its business, well maintained and utilized, suitable for their intended uses and adequately insured.

(in thousands) Location	Trade Grain Storage (bushels)	Renewables Nameplate Capacity (gallons)	Nutrient & Industrial Dry Fertilizer Storage (tons)	Liquid Fertilizer Storage (tons)
Canada	21,598	—	—	—
Idaho	18,840	—	—	—
Indiana	16,800	110,000	135	138
Iowa	—	55,000	—	67
Louisiana	23,962	—	—	—
Michigan	25,459	130,000	75	46
Nebraska	11,424	—	—	40
Ohio	41,078	110,000	168	77
Wisconsin	—	—	25	78
Other	9,237	—	57	67
	168,398	405,000	460	513

The Trade facilities are mostly concrete and steel tanks, with some flat storage buildings. The Company also owns grain inspection buildings and dryers, maintenance buildings and truck scales and dumps. Approximately 81% of the total storage capacity noted above, which includes temporary pile storage, is owned, while the remaining capacity is leased from third parties.

The Renewables properties are four ethanol plants owned under the TAMH investment that is consolidated in the Company's Consolidated Financial Statements.

The Nutrient & Industrial properties consist mainly of fertilizer warehouse and formulation and packaging facilities for dry and liquid fertilizers. The Company owns substantially all of the facilities noted above.

Item 3. Legal Proceedings

The Company is currently subject to various claims and suits arising in the ordinary course of business, which include environmental issues, employment claims, contractual disputes, and defensive counterclaims. The Company accrues liabilities in which litigation losses are deemed probable and estimable. The Company believes it is unlikely that the results of its current legal proceedings, even if unfavorable, will result in material liabilities beyond what it currently has accrued. There can be no assurance, however, that any claims or suits arising in the future, whether taken individually or in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Item 4. Mine Safety

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Common Shares of The Andersons, Inc. trade on the Nasdaq Global Select Market under the symbol "ANDE".

Shareholders

At February 9, 2024, there were 434 shareholders of record and approximately 29,227 shareholders for whom security firms acted as nominees.

Dividends

The Company has declared and paid consecutive quarterly dividends since its first year of trading in 1996. Dividends paid from January 2022 to January 2024 are as follows:

Payment Date	Amount
January 21, 2022	$0.180
April 22, 2022	$0.180
July 22, 2022	$0.180
October 21, 2022	$0.180
January 20, 2023	$0.185
April 24, 2023	$0.185
July 24, 2023	$0.185
October 20, 2023	$0.185
January 22, 2024	$0.190

While the Company's objective is to pay a quarterly cash dividend, dividends are subject to approval from the Board of Directors.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 2023	—	$ —	—	$ 85,532,211
November 2023	—	—	—	85,532,211
December 2023	—	—	—	85,532,211
Total	—	$ —	—	$ 85,532,211

(1) During the three months ended December 31, 2023, the Company acquired shares of common stock held by employees who tendered owned shares to satisfy tax withholding obligations along with common stock repurchased as a part of the Company's Repurchase Plan.
(2) As of August 20, 2021, the Company was authorized to purchase up to $100 million of the Company's common stock (the "Repurchase Plan") on or before August 20, 2024. As of December 31, 2023, approximately $14.5 million of the $100 million available to repurchase shares had been utilized. The Repurchase Plan does not obligate the Company to acquire any specific number of shares. Under the Repurchase Plan, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

Performance Graph

The graph below compares the total shareholder return on the Company's Common Shares to the cumulative total return for the Russell 3000 Index and a Peer Group Index. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any. The Peer Group Index, weighted for market capitalization, includes the following companies:

Archer-Daniels-Midland Co.	Green Plains Inc.
Alto Ingredients, Inc.	Ingredion Incorporated
Bunge Global SA	Nutrien Ltd.

The graph assumes a $100 investment in The Andersons, Inc. Common Shares on December 31, 2018, and also assumes investments of $100 in the Russell 3000 Index and Peer Group Index, respectively, on December 31 of the first year of the graph. The value of these investments as of the following calendar year-ends is shown in the table below the graph.



	Base Period	Cumulative Returns				
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
The Andersons, Inc.	$ 100.00	$ 86.80	$ 87.44	$ 141.25	$ 130.25	$ 217.47
Russell 3000 Index	$ 100.00	$ 131.02	$ 158.39	$ 199.03	$ 160.80	$ 202.54
Peer Group Index	$ 100.00	$ 110.27	$ 119.44	$ 175.89	$ 203.54	$ 172.96

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements which relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Without limitation, these risks include economic, weather and regulatory conditions, competition, geopolitical risk, and those listed under Item 1.A, "Risk Factors." The reader is urged to carefully consider these risks and factors. In some cases, the reader can identify forward-looking statements by terminology such as "may", "anticipates", "believes", "estimates", "predicts", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. These forward-looking statements relate only to events as of the date on which the statements are made and the Company undertakes no obligation, other than any imposed by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Executive Overview

Our operations are organized, managed and classified into three reportable business segments: Trade, Renewables, and Nutrient & Industrial. Each of these segments is generally based on the nature of products and services offered and aligns with the management structure.

The agricultural commodity-based business is one in which changes in selling prices generally move in relationship to changes in purchase prices. Therefore, increases or decreases in prices of the commodities that the business deals in will have a relatively equal impact on sales and merchandising revenues and cost of sales and merchandising revenues and a much less significant impact on gross profit. As a result, changes in sales and merchandising revenues between periods may not necessarily be indicative of the overall performance of the business and greater emphasis should be placed on changes in gross profit.

Trade

The Trade segment's operating results were consistent with the prior year as the segment continued to capitalize on strong agriculture fundamentals. The asset-based business benefited from strong elevation margins and good space income on a large and wet harvest combined with better wheat income opportunities during the year. Merchandising fundamentals were also solid during 2023, especially with a market inverse through the first part of the year, but were negatively impacted from fewer merchandising opportunities in the Middle East and North Africa including losses related to the currency liquidity issues in Egypt. The premium ingredients business also delivered positive results from acquisitions and other recently deployed capital.

Agricultural inventories on hand were 127.6 million and 129.7 million bushels at December 31, 2023, and December 31, 2022, respectively. These bushels consist of inventory held at company-owned or leased facilities, transload inventory, in-transit inventory, and third-party held inventory. Total Trade storage space capacity at company owned or leased facilities, including temporary pile storage, was approximately 168 million bushels at December 31, 2023, and 184 million bushels at December 31, 2022.

Looking forward, agriculture fundamentals are shifting due to increased global supply. The Company's mix of assets and merchandising businesses provide a solid foundation to benefit from large crops and carry markets. With lower commodity prices, domestic producers are hesitant to forward sell, but the Company's assets are well-positioned for the grains to flow in due course. With continuing global unrest, volatility exists in key international shipping lanes which could provide ongoing merchandising opportunities.

Renewables

The Renewables segment performed very well in 2023 led by outstanding earnings from strong operations at the Company's ethanol plants. The plants continue to run efficiently with high ethanol yields and favorable ethanol crush margins. The Company's renewable diesel feedstock business continued to grow as it continued to add more products to its portfolio. While the segment's results were down from the prior period, the current year includes an $87.2 million impairment charge related to the ELEMENT ethanol plant.

While spot ethanol crush margins have softened into 2024, the first quarter generally experiences seasonally weak margins. Upcoming planned maintenance in the industry and the spring driving rebound should support improved plant economics; however, co-product values are facing headwinds as weaker corn prices are expected to compress feed values.

Volumes shipped were as follows:

	Year Ended December 31,	
(in thousands)	2023	2022
Ethanol (gallons shipped)	774,550	771,142
E-85 (gallons shipped)	42,270	38,980
Vegetable Oil (pounds shipped) [a]	1,263,924	790,218
Dried Distillers Grain (tons shipped) [b]	2,052	1,836

(a) Includes corn oil, soybean oil, and other fats, oils, and greases.
(b) DDG tons shipped converts wet tons to a dry ton equivalent amount.

Nutrient & Industrial

The Nutrient & Industrial segment's 2023 operating results decreased from the strong prior year results. The Ag Supply Chain product line experienced compressed margins in 2023 that were partially offset with increased volumes as nutrient prices moved lower throughout the year providing fewer margin opportunities when compared to 2022. The Specialty Liquids and Engineered Granules product lines fell slightly behind the prior year mainly due to decreased volumes. Management is optimistic for a good spring application season as nutrient prices have stabilized, and farm economics should incentivize application of crop inputs.

Total storage capacity at our Ag Supply Chain and Engineered Granules locations was approximately 460 thousand tons for dry nutrients and approximately 513 thousand tons for liquid nutrients at December 31, 2023, which is similar to the prior year.

Tons of product sold were as follows:

	Year Ended December 31,	
(in thousands)	2023	2022
Ag Supply Chain	1,376	1,238
Specialty Liquids	397	415
Engineered Granules	165	188
Total tons	1,938	1,841

In the table above, Ag Supply Chain represents facilities principally engaged in the wholesale distribution and retail sale and application of primary agricultural nutrients such as bulk nitrogen, phosphorus, and potassium. Specialty Liquid locations produce and sell a variety of low-salt liquid starter fertilizers, micronutrients for agricultural use, and specialty products for use in various industrial processes. Engineered Granules facilities primarily manufacture granulated dry products for use in specialty turf and agricultural applications. Prior year volumes have been reclassified for the twelve months ended December 31, 2022, to conform with current year presentation as the product mix in certain facilities has evolved.

Other

The Company's "Other" activities include corporate income and expense and cost for functions that provide support and services to the operating segments. The results include expenses and benefits not allocated to the operating segments and other elimination and consolidation adjustments.

Results for Fiscal 2022 compared to Fiscal 2021

For comparisons of the Company's consolidated and segment results of operations and consolidated cash flows for the fiscal years ended December 31, 2022, to December 31, 2021, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023.

Operating Results

The following discussion focuses on the operating results as shown in the Consolidated Statements of Operations with a separate discussion by segment. Additional segment information is included in Note 12 to the Company's Consolidated Financial Statements in Item 8.

(in thousands)	Year Ended December 31, 2023				
	Trade	Renewables	Nutrient & Industrial	Other	Total
Sales and merchandising revenues	$10,426,083	$ 3,380,632	$ 943,397	$ —	$14,750,112
Cost of sales and merchandising revenues	10,016,133	3,178,235	810,381	—	14,004,749
Gross profit	409,950	202,397	133,016	—	745,363
Operating, administrative and general expenses	308,470	32,737	103,342	47,711	492,260
Asset impairment	—	87,156	—	—	87,156
Interest expense (income)	35,234	6,385	7,016	(1,768)	46,867
Other income, net	29,988	15,056	2,391	3,048	50,483
Income (loss) before income taxes from continuing operations	96,234	91,175	25,049	(42,895)	169,563
Income before income taxes attributable to the noncontrolling interests	—	31,339	—	—	31,339
Non-GAAP Income (loss) before income taxes attributable to the Company from continuing operations	$ 96,234	$ 59,836	$ 25,049	$ (42,895)	$ 138,224

(in thousands)	Year Ended December 31, 2022				
	Trade	Renewables	Nutrient & Industrial	Other	Total
Sales and merchandising revenues	$13,047,537	$ 3,178,539	$1,099,308	$ —	$17,325,384
Cost of sales and merchandising revenues	12,639,830	3,051,544	949,846	—	16,641,220
Gross profit	407,707	126,995	149,462	—	684,164
Operating, administrative and general expenses	273,592	30,730	106,003	47,231	457,556
Asset impairment	9,000	—	—	—	9,000
Interest expense (income)	42,551	8,775	7,298	(1,775)	56,849
Other income (expense), net	12,661	20,731	3,001	(2,570)	33,823
Income (loss) before income taxes from continuing operations	95,225	108,221	39,162	(48,026)	194,582
Income before income taxes attributable to the noncontrolling interests	—	35,899	—	—	35,899
Non-GAAP Income (loss) before income taxes attributable to the Company from continuing operations	$ 95,225	$ 72,322	$ 39,162	$ (48,026)	$ 158,683

The Company uses Non-GAAP Income (loss) before income taxes attributable to the Company from continuing operations, a non-GAAP financial measure as defined by the Securities and Exchange Commission, to evaluate the Company's financial performance. This performance measure is not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Management believes that Non-GAAP Income (loss) before income taxes attributable to the Company from continuing operations is a useful measure of the Company's performance as it provides investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. This measure is not intended to replace or be an alternative to Income (loss) before income taxes from continuing operations, the most directly comparable amount reported under GAAP, which is also presented in the table above.

Comparison of 2023 with 2022

Trade

Operating results for the Trade segment were consistent with the prior year results. Sales and merchandising revenues decreased $2,621.5 million and cost of sales and merchandising revenues decreased by $2,623.7 million resulting in an increase in gross profit of $2.2 million. The vast majority of the decrease in sales and merchandising revenues and cost of sales and merchandising revenues is attributable to sharp commodity price decreases from the prior year as the war in Ukraine created uncertainty around global supply which temporarily drove commodity prices higher in 2022. The $2.2 million increase in gross profit was due to increased asset based business results that were almost entirely offset by a decrease in the merchandising business results as premium ingredients was flat period over period. While the asset based business had strong results in both periods, the $35.2 million gross profit increase from the prior year includes an additional $24.3 million in insured inventory recoveries and $16.0 million in insured inventory write offs in the prior period that did not recur. Offsetting this increase was lower gross profit from the merchandising businesses of $35.6 million. The vast majority of this decrease was attributable to the international merchandising business in the Middle East and North Africa including losses related to the currency liquidity issues in Egypt.

Operating, administrative and general expenses increased $34.9 million compared to prior year results. The increase from the prior year is primarily related to an additional $14.5 million from acquisitions, of which approximately half of this increase is related to earn-out provisions recorded as additional compensation expense. The remainder of the increase from prior year is related to $4.3 million in insurable clean-up costs related to a fire at a Michigan grain asset, $5.5 million of increased insurance premiums and $6.4 million in additional bad debt expense.

Asset impairment decreased by $9.0 million from the prior year as the Company recorded charges on property, plant and equipment related to a Nebraska grain asset in the prior period.

Interest expense decreased $7.3 million due to reduced short-term borrowings from lower commodity prices in addition to the business managing working capital usage in the higher interest rate environment in 2023.

Other income increased by $17.3 million in the current year and was primarily attributable to $4.4 million of additional interest income from additional cash on hand, $4.8 million of favorable foreign currency movements from the prior year, a $4.5 million impairment of an equity method investment in the prior year, and an additional $1.2 million of insurance proceeds from damage to the Company's assets.

Renewables

The Renewables segment had another robust year as income before income taxes only fell $17.0 million short of the prior year, despite an $87.2 million impairment in the current year. Sales and merchandising revenues increased $202.1 million and cost of sales and merchandising revenues increased $126.7 million compared to the prior year. As a result, gross profit increased by $75.4 million. The increase in both sales and merchandising revenues and cost of sales and merchandising revenues can be attributed to increased third-party trading volumes mainly in renewable diesel feedstocks as the merchandising businesses continue to diversify and grow. This increase was partially offset from the tapering down of operations at the ELEMENT facility and the ultimate deconsolidation of the entity that occurred in April of 2023 resulting in a reduction of both sales and merchandising revenues and cost of sales and merchandising revenues from the prior period of approximately $170 million. The main driver of the increased gross profit was an improvement from the ethanol plants as TAMH improved by $62.2 million from prior year due to stronger ethanol margins and significantly decreased natural gas prices. The deconsolidation of the ELEMENT ethanol plant also resulted in an improvement in gross profit of $11.7 million when compared to prior year.

Asset impairment charges increased by $87.2 million from the prior year as the Company recorded an impairment charge related to ELEMENT in the first quarter of 2023, as the plant faced operational and market-based challenges which were exacerbated by a shift in the California Low Carbon Fuel Standard credit markets and high western corn basis.

Interest expense, net decreased by $2.4 million from the prior year with substantially all of the decrease a result of the deconsolidation of ELEMENT.

Other income decreased by $5.7 million from prior year due to $15.4 million more proceeds received in the prior year as a part of the USDA Biofuel Producer Program that was enacted as a part of the CARES Act. This was partially offset by a $6.5 million gain on the deconsolidation of the ELEMENT joint venture and $4.5 million of additional interest income received in 2023.

Nutrient & Industrial

The Nutrient & Industrial segment results decreased by $14.1 million when compared to strong results in the prior year. Sales and merchandising revenues decreased $155.9 million and cost of sales and merchandising revenues decreased $139.5 million resulting in decreased gross profit of $16.4 million from the prior year. The decrease in sales and merchandising revenues and cost of sales and merchandising revenues was due to a lower priced nutrient market after the segment capitalized on margin opportunities when nutrient prices increased rapidly in the prior year. This decrease in fertilizer prices from the prior year was partially offset by a modest increase in demand as volumes sold increased by approximately 5%. The $16.4 million decline in gross profit across the segment is represented by a $21.4 million margin difference from the prior year that was partially offset by a $5.0 million increase in gross profit directly correlated with increased sales volumes. Ag Supply Chain made up $10.1 million of the reduction as the market dynamics significantly shifted and the strong margins realized in a tight 2022 supply market were unable to be repeated.

Operating, administrative and general expenses decreased $2.7 million from the prior year from approximately $3.9 million in reduced incentive compensation expense.

Other

Results improved by $5.1 million from the prior year. This improvement from the prior year was primarily driven by a $4.8 million revaluation gain of a cost method investment.

Income Taxes

In 2023, the Company recorded Income tax expense from continuing operations of $37.0 million. The Company's effective rate for 2023 was 21.8% on Income before income taxes from continuing operations of $169.6 million. The difference between the 21.8% effective tax rate and the U.S. federal statutory tax rate of 21% is primarily attributable to state and local income taxes and changes in unrecognized tax benefits offset by the effect of non-controlling interest and foreign tax credits.

In 2022, the Company recorded Income tax expense from continuing operations of $39.6 million. The Company's effective rate for 2022 was 20.4% on Income before income taxes from continuing operations of $194.6 million. The difference between the 20.4% effective tax rate and the U.S. federal statutory tax rate of 21% is primarily attributable to the tax benefit generated from federal research and development credits, foreign tax credits and the effect of non-controlling interest offset by state and local income taxes, nondeductible compensation, and changes in unrecognized tax benefits.

The Company's subsidiary partnership returns are under federal tax examination by the Internal Revenue Service ("IRS") for tax years 2015 through 2018. The Company's subsidiary is under federal tax examination by the Mexican tax authorities for tax year 2015. The IRS and Mexican tax authorities' examinations could potentially be resolved within the next 12 months. The resolution of these examinations could change our unrecognized tax benefits and favorably impact income tax expense by a range of $2.9 million to $7.6 million.

On December 20, 2021, the Organization for Economic Co-operation and Development ("OECD") issued Pillar Two model rules introducing a global minimum tax of 15% on large corporations. Although the U.S. has not yet adopted the Pillar Two model rules, several foreign countries enacted legislation in 2023 which closely follow OECD's Pillar Two guidance to be effective January 1, 2024. Management is currently reviewing the Pillar Two legislation in our relevant jurisdictions to determine the potential impact to the Company's effective tax rate.

Liquidity and Capital Resources

Working Capital

At December 31, 2023, the Company had working capital of $1,170.6 million, an increase of $226.0 million from the prior year. This increase was attributable to changes in the following components of current assets and current liabilities:

(in thousands)	December 31, 2023	December 31, 2022	Variance
Current Assets			
Cash and cash equivalents	$ 643,854	$ 115,269	$ 528,585
Accounts receivable, net	762,549	1,248,878	(486,329)
Inventories	1,166,700	1,731,725	(565,025)
Commodity derivative assets – current	178,083	295,588	(117,505)
Other current assets	55,777	74,493	(18,716)
Total current assets	2,806,963	3,465,953	(658,990)
Current Liabilities			
Short-term debt	43,106	272,575	(229,469)
Trade and other payables	1,055,473	1,423,633	(368,160)
Customer prepayments and deferred revenue	187,054	370,524	(183,470)
Commodity derivative liabilities – current	90,849	98,519	(7,670)
Current maturities of long-term debt	27,561	110,155	(82,594)
Accrued expenses and other current liabilities	232,288	245,916	(13,628)
Total current liabilities	1,636,331	2,521,322	(884,991)
Working Capital	$ 1,170,632	$ 944,631	$ 226,001

Current assets decreased $659.0 million in comparison to prior year. This decrease was primarily related to the reduction of receivables, inventories and current commodity derivative assets which was partially offset by a sharp increase in cash. The decreases in receivables, inventories and derivatives can largely be attributed to the stabilization of agricultural commodity prices in the current year in comparison to the significant increases in the prices of agricultural commodities, including fertilizer, in the same period of the prior year. The decreases in inventory and derivatives also had a direct impact on cash as the Company was not deploying cash to hold as significant amounts of working capital as it had done in the previous year.

Current liabilities decreased $885.0 million compared to the prior year as all working capital liability accounts decreased from the prior year. The decrease in short-term debt, trade and other payables, and customer prepayments and deferred revenues are a result of the stabilization of commodity prices in the year compared to the severe increase in commodity prices in the same period of the prior year, as well as a strategic focus on managing the use of short-term debt to fund working capital in light of the rising interest rate environment. The large decrease in current maturities of long-term debt is primarily related to the deconsolidation of ELEMENT in 2023.

Sources and Uses of Cash in 2023 Compared to 2022

	Year Ended	
(in thousands)	December 31, 2023	December 31, 2022
Net cash provided by operating activities	$ 946,750	$ 287,117
Net cash used in investing activities	(153,879)	(52,902)
Net cash used in financing activities	(263,993)	(334,730)

Operating Activities and Liquidity

Operating activities provided cash of $946.8 million in 2023 compared to $287.1 million in 2022. The vast majority of the increase in cash provided by operating activities was due to favorable changes in operating assets and liabilities as commodity prices dropped in the current year and the Company increased its focus on managing working capital balances in light of the rising interest rate environment. This coupled with strong cash generation from the Company's core businesses created significant growth in cash provided by operating activities that ultimately led to a significant amount of cash on hand as of December 31, 2023.

Net income taxes of $45.7 million and $88.7 million were paid in the years ended December 31, 2023, and 2022, respectively. The decrease in the current year is driven by decreased Income before income taxes from continuing operations combined with the taxable gain associated with the sale of the remaining pieces of the Company's Rail segment in 2022.

Investing Activities

Investing activities used cash of $153.9 million in the current year compared to $52.9 million used in the prior year. The significant change from the prior year was mainly driven by approximately $58.7 million of additional net proceeds from the sale of discontinued Rail operations received in the prior year combined with approximately $42.1 million of additional purchases of property, plant and equipment in the current year.

Capital expenditures of $150.4 million for 2023 on property, plant and equipment and capitalized software includes: Trade - $49.7 million; Renewables - $54.5 million; Nutrient & Industrial - $42.5 million; and $3.6 million in Other.

We expect to invest approximately $150 to $175 million in property, plant and equipment in 2024; approximately 50% of which will be to maintain current facilities.

Financing Arrangements

Net cash used in financing activities was $264.0 million in 2023, compared to $334.7 million used in 2022. The decrease in cash used in financing activities from the prior year was mainly due to the issuance of a $100.0 million term note in 2023. The Company continued to make substantial distributions to the non-controlling interest shareholder of TAMH due to the strength of the entity's financial results in both 2023 and 2022. Lastly, the Company continued to repurchase common shares under its Repurchase Plan where $100 million of repurchases were authorized to be repurchased on or before August 20, 2024. As of December 31, 2023, approximately $14.5 million of the Repurchase Plan had been utilized.

As of December 31, 2023, the Company was party to borrowing arrangements with a syndicate of banks that provide a total borrowing capacity of $1,863.9 million. There was $1,817.5 million available for borrowing at December 31, 2023. While in the current year the Company's cash on hand exceeds total debt, typically, its highest borrowing occurs in the late winter and early spring due to seasonal inventory requirements in the fertilizer and grain businesses. At December 31, 2023, the Company had total available liquidity of $2,461.4 million comprised of cash and cash equivalents and unused lines of credit.

The Company paid $25.4 million in dividends in 2023 compared to $24.6 million in 2022. The Company paid $0.185 per common share for the dividends paid in January, April, July and October 2023, and $0.180 per common share for the dividends paid in January, April, July and October 2022. On December 14, 2023, the Company declared a cash dividend of $0.190 per common share, payable on January 22, 2024, to shareholders of record on January 2, 2024.

Certain of our long-term borrowings include covenants that, among other things, impose minimum levels of working capital and a minimum ratio of owner's equity. The Company is in compliance with all covenants as of December 31, 2023. In addition, certain of our long-term borrowings are collateralized by first mortgages on various facilities.

Because we are a significant consumer of short-term debt in peak seasons and the majority of this is variable rate debt, increases in interest rates could have a significant impact on our profitability. In addition, periods of high commodity prices and/or unfavorable market conditions could require additional margin deposits on the Company's exchange traded futures contracts. Conversely, in periods of declining prices, the Company would receive a return of cash.

Management believes the sources of liquidity will be adequate to fund operations, capital expenditures and payments of dividends in the foreseeable future.

Contractual Obligations

Long-term Debt

As of December 31, 2023, the Company had total outstanding long-term debt with both floating and fixed rates of varying maturities for an aggregate principal amount outstanding of $593.6 million. $27.6 million of the outstanding principal of the long-term debt is payable within 12 months. See Note 4 to the Consolidated Financial Statements for additional information.

Future interest payments associated with the long-term debt total $192.5 million, with $36.6 million payable within 12 months. See Note 4 to the Consolidated Financial Statements for additional information.

Operating Leases

The Company has lease arrangements for certain equipment and facilities, including grain facilities, fertilizer facilities and equipment. As of December 31, 2023, the Company had fixed operating lease payment obligations of $59.1 million, with $23.8 million payable within 12 months. See Note 13 to the Consolidated Financial Statements for additional information.

Commodity Purchase Obligations

The Company enters into forward purchase contracts of commodities with producers through the normal course of business. These forward purchase contracts are largely offset by forward sales contracts of commodities and the net of these forward contracts are offset by exchange-traded futures and options contracts or over-the-counter contracts. As of December 31, 2023, the Company had forward purchase contracts of $2,575.7 million, with $2,468.3 million payable within 12 months. See Note 5 to the Consolidated Financial Statements for additional information.

Postretirement Healthcare Program

The Company has a postretirement health care benefit plan that covers substantially all of its full-time employees hired prior to January 1, 2003. Obligations under the retiree healthcare programs are not fixed commitments and will vary depending on multiple factors, including the level of participant utilization and inflation. Our estimates of postretirement payments have considered recent payment trends and actuarial assumptions. As of December 31, 2023, the Company had outstanding benefit obligations of $17.3 million, with $1.2 million payable within 12 months. See Note 6 to the Consolidated Financial Statements for additional information.

Off-Balance Sheet Transactions

During the periods presented we did not have, nor do we currently have, any off-balance sheet transactions as defined under SEC rules, except as follows: The Company may issue standby letters of credit through banking institutions. At December 31, 2023, the Company had standby letters of credit outstanding of $3.3 million.

Critical Accounting Estimates

The process of preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management evaluates these estimates and assumptions on an ongoing basis. Estimates and assumptions are based on historical experience and management's knowledge and understanding of current facts and circumstances. Actual results, under conditions and circumstances different from those assumed, may change from these estimates.

Certain of our accounting estimates are considered critical, as they are important to the depiction of the Company's Consolidated Financial Statements and/or require significant or complex judgment by management. There are other items within the Company's Consolidated Financial Statements that require estimation, however, they are not deemed critical as defined above. Note 1 to the Consolidated Financial Statements in Item 8 describes the Company's significant accounting policies which should be read in conjunction with our critical accounting estimates.

Management believes that the accounting for readily marketable inventories and commodity derivative contracts, including adjustments for counterparty risk, impairment of long-lived assets and goodwill, and uncertain tax positions involve significant estimates and assumptions in the preparation of the Consolidated Financial Statements.

Readily Marketable Inventories and Derivative Contracts

Readily Marketable Inventories ("RMI") are stated at their net realizable value, which approximates fair value based on their commodity characteristics, widely available markets, and pricing mechanisms. The Company marks to market all forward purchase and sale contracts for commodities and ethanol, over-the-counter commodity and ethanol contracts, and exchange-traded futures and options contracts. The overall market for commodity inventories is very liquid and active; market value is determined by reference to prices for identical commodities on regulated commodity exchange (adjusted primarily for transportation costs); and the Company's RMI may be sold without significant additional processing. The Company uses forward purchase and sale contracts and both exchange traded and over-the-counter contracts (such as derivatives generally used by the International Swap Dealers Association). Management estimates fair value based on exchange-quoted prices, adjusted for differences in local markets, as well as counterparty non-performance risk in the case of forward and over-the-counter contracts. The amount of risk, and therefore the impact to the fair value of the contracts, varies by type of contract and type of counterparty. With the exception of specific customers thought to be at higher risk, the Company looks at the contracts in total, segregated by contract type, in its quarterly assessment of non-performance risk. For those customers that are thought to be at higher risk, the Company makes assumptions as to performance based on past history and facts about the current situation. Changes in fair value are recorded as a component of Cost of sales and merchandising revenues in the Consolidated Statements of Operations.

Impairment of Long-Lived Assets and Goodwill

The Company's business segments are each highly capital intensive and require significant investment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This is done by evaluating the recoverability based on undiscounted projected cash flows, excluding interest. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group's carrying amount exceeds its fair value.

Goodwill is tested for impairment at the reporting unit level, which is the operating segment or one level below the operating segment. During the year ended December 31, 2023, the Company evaluated goodwill for impairment using a quantitative assessment in three reporting units and using a qualitative assessment in one reporting unit. The quantitative review for impairment takes into account our estimates of future cash flows, as well as a market based approach. Critical estimates in the determination of the fair value of each reporting unit include, but are not limited to, future expected cash flows, estimated gross margins, and discount rates based on a reporting unit's weighted average cost of capital. Our estimates of future cash flows are based upon a number of assumptions including operating costs, life of the assets, potential disposition proceeds, budgets and long-range plans. The market based approach compares results of public companies that reflect economic conditions and risks that are similar to the Company to calculate an estimated enterprise value. These factors are discussed in more detail in Note 16, Goodwill and Intangible Assets, to the Consolidated Financial Statements.

Our annual goodwill impairment test is performed as of October 1 each year which is discussed in further detail in Note 16 to the Consolidated Financial Statements.

Management considers several factors to be significant when estimating fair value including expected financial outlook of the business, changes in the Company's stock price, the impact of changing market conditions on financial performance and expected future cash flows, the geopolitical environment and other factors. Deterioration in any of these factors may result in a lower fair value assessment, which could lead to impairment charges in the future. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions could result in non-cash impairment charges.

Uncertain Tax Positions

Conclusions on recognizing and measuring uncertain tax positions involve significant estimates and management judgment and include complex considerations of the Internal Revenue Code, related regulations, tax case laws, and prior year audit settlements. To account for uncertainty in income taxes, the Company evaluates the likelihood of a tax position based on the technical merits of the position, performs a subsequent measurement related to the maximum benefit and degree of likelihood, and determines the benefits to be recognized in the Consolidated Financial Statements, if any.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, foreign currency exchange rates, and interest rates as discussed below.

Commodity Prices

The Company's daily net commodity position consists of inventories, related purchase and sale contracts, exchange-traded futures, and over-the-counter contracts. The fair value of the position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures market prices. The Company has established controls to manage and limit risk exposure, which consists of a daily review of position limits and effects of potential market price moves on those positions.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its net commodity futures position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. The result of this analysis, which may differ from actual results, is as follows:

	December 31,	
(in thousands)	2023	2022
Net long (short) commodity position	$ 6,508	$ (8,810)
Market risk	651	(881)

Foreign Currency

The Company has subsidiaries located outside the United States where the local currency is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in the Euro, British pound, Mexican peso, Swiss franc, Egyptian pound, and Canadian dollar. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company does not use currency exchange contracts as hedges against amounts indefinitely invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material.

In 2023, due to ongoing foreign currency challenges in Egypt, the Company made an exception to its normal practice regarding sales into the Middle East and North Africa when it allowed customers to make payments in Egyptian pounds on receivables originally contracted in U.S. dollars. Based on the information available at the time, management expected to be able to convert the local currency to U.S. dollars within a relatively short timeframe and was able to use non-deliverable forward currency hedges to manage the foreign currency exposure through part of the year. As geopolitical instability and currency liquidity challenges continued to grow in the region, the non-deliverable forward currency hedges ceased to be effective and management made the decision to limit losses and accept a lower exchange rate on these receivables. The Company was able to convert all but $5.0 million of the receivables by December 31, 2023, incurring a currency loss during the year. Due to the economic and geopolitical risk in this region of the world, management resumed its standard practice of only accepting U.S. dollars in this region. The Company believes that the foreign currency risk that existed in 2023 is sufficiently mitigated and is not expected to be material to the Company's financial results as the Company moves forward into 2024.

Interest Rates

The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates and credit ratings for similar types of borrowing arrangements. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, is summarized below:

	December 31,	
(in thousands)	2023	2022
Fair value of long-term debt, including current maturities	$ 585,137	$ 595,705
Fair value in excess of carrying value	(8,495)	(10,087)
Market risk	4,237	4,707

Actual results may differ. The estimated fair value and market risk will vary from year to year depending on the total amount of long-term debt and the mix of variable and fixed rate debt. The Company is also party to short-term debt borrowing arrangements with a capacity of approximately $1.9 billion. As the Company is a significant consumer of short-term debt in peak seasons and the majority of the borrowings are variable rate debt, increases in interest rates could have a significant impact on our profitability.

Additionally, the Company may enter into interest rate swaps from time to time to manage our mix of fixed and variable interest rate debt effectively which may decrease the market risk noted above. As of December 31, 2023, the majority of the Company's long-term debt is hedged with interest rate swaps, limiting interest rate volatility. See Note 5 to the Consolidated Financial Statements for further discussion on the impact of these hedging instruments.

Item 8. Financial Statements and Supplementary Data

The Andersons, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of The Andersons, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill—GSM and FSI Reporting Units—Refer to Notes 1 and 16 to the consolidated financial statements

Critical Audit Matter Description

Goodwill is tested for impairment annually as of October 1, or more frequently if impairment indicators arise. The Company uses a one-step quantitative approach that compares the business enterprise value (BEV) of each reporting unit with its carrying value. The BEV was computed based on both an income approach (discounted cash flows) and a market approach. The income approach uses a reporting unit's estimated future cash flows, discounted at the weighted-average cost of capital of a hypothetical third-party buyer. The market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting unit.

The consolidated goodwill balance was $127.9 million as of December 31, 2023, of which $77.8 million and $41.3 million were allocated to the Grain Storage and Merchandising (GSM) and Food and Specialty Ingredients (FSI) reporting units, respectively. The BEV of the GSM and FSI reporting units exceeded its carrying values by 18% and 19%, respectively, as of October 1, 2023, and, therefore, no impairment was recognized. The BEV for the GSM and FSI reporting units are sensitive to changes in the weighted-average cost of capital. We identified the selection of the weighted-average cost of capital as of October 1, 2023, as a critical audit matter as there are significant judgments made by management to estimate the BEV of the GSM and FSI reporting units, specifically related to the weighted-average cost of capital assumption. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions related to selection of the weighted-average cost of capital as of October 1, 2023.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the selection of the weighted-average cost of capital used by management to estimate the BEV of the GSM and FSI reporting units included the following, among others:

- We tested the effectiveness of internal control over management's selection of the valuation assumptions used to determine the BEV, including the weighted-average cost of capital.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted-average cost of capital by:

  - Testing the source information underlying the determination of the weighted-average cost of capital and the mathematical accuracy of the calculation

  - Evaluating the underlying factors that led to management's determination of the company-specific risk premium

  - Developing a range of independent estimates of the weighted-average cost of capital and comparing those to the weighted-average cost of capital selected by management

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 21, 2024

We have served as the Company's auditor since 2015.

The Andersons, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Sales and merchandising revenues	**$14,750,112**	$17,325,384	$12,612,050
Cost of sales and merchandising revenues	**14,004,749**	16,641,220	12,019,353
Gross profit	**745,363**	684,164	592,697
Operating, administrative and general expenses	**492,260**	457,556	423,126
Asset impairment	**87,156**	9,000	8,947
Interest expense, net	**46,867**	56,849	37,292
Other income, net	**50,483**	33,823	37,438
Income before income taxes from continuing operations	**169,563**	194,582	160,770
Income tax provision from continuing operations	**37,034**	39,628	29,228
Net income from continuing operations	**132,529**	154,954	131,542
Income from discontinued operations, net of income taxes	**—**	12,025	4,324
Net income	**132,529**	166,979	135,866
Net income attributable to the noncontrolling interest	**31,339**	35,899	31,880
Net income attributable to The Andersons, Inc.	**$ 101,190**	$ 131,080	$ 103,986
Average number of shares outstanding – basic	**33,718**	33,731	33,279
Average number of shares outstanding – diluted	**34,382**	34,422	33,855
Earnings per share attributable to The Andersons, Inc. common shareholders:			
Basic earnings:			
Continuing operations	**$ 3.00**	$ 3.53	$ 2.99
Discontinued operations	**—**	0.36	0.13
	$ 3.00	$ 3.89	$ 3.12
Diluted earnings:			
Continuing operations	**$ 2.94**	$ 3.46	$ 2.94
Discontinued operations	**—**	0.35	0.13
	$ 2.94	$ 3.81	$ 3.07

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	**$ 132,529**	$ 166,979	$ 135,866
Other comprehensive income (loss), net of tax:			
Change in unrecognized actuarial gain and prior service cost	**(680)**	4,243	607
Foreign currency translation adjustments	**5,622**	(13,834)	(108)
Cash flow hedge activity	**(2,561)**	28,881	12,771
Other comprehensive income	**2,381**	19,290	13,270
Comprehensive income	**134,910**	186,269	149,136
Comprehensive income attributable to the noncontrolling interests	**31,339**	35,899	31,880
Comprehensive income attributable to The Andersons, Inc.	**$ 103,571**	$ 150,370	$ 117,256

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 643,854	$ 115,269
Accounts receivable, less allowance for doubtful accounts of $35,939 in 2023; $26,392 in 2022	762,549	1,248,878
Inventories	1,166,700	1,731,725
Commodity derivative assets – current	178,083	295,588
Other current assets	55,777	74,493
Total current assets	2,806,963	3,465,953
Other assets:		
Goodwill	127,856	129,342
Other intangible assets, net	85,579	100,907
Right of use assets, net	54,234	61,890
Other assets	87,010	87,175
Total other assets	354,679	379,314
Property, plant and equipment, net	693,365	762,729
Total assets	$ 3,855,007	$ 4,607,996
Liabilities and equity		
Current liabilities:		
Short-term debt	$ 43,106	$ 272,575
Trade and other payables	1,055,473	1,423,633
Customer prepayments and deferred revenue	187,054	370,524
Commodity derivative liabilities – current	90,849	98,519
Current maturities of long-term debt	27,561	110,155
Accrued expenses and other current liabilities	232,288	245,916
Total current liabilities	1,636,331	2,521,322
Long-term lease liabilities	31,659	37,147
Long-term debt, less current maturities	562,960	492,518
Deferred income taxes	58,581	64,080
Other long-term liabilities	49,089	63,160
Total liabilities	2,338,620	3,178,227
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Common shares, without par value (63,000,000 shares authorized; 34,063,983 shares issued in both 2023 and 2022)	142	142
Preferred shares, without par value (1,000,000 shares authorized; none issued)	—	—
Additional paid-in capital	387,210	385,248
Treasury shares, at cost (269,797 in 2023; 445,800 in 2022)	(10,261)	(15,043)
Accumulated other comprehensive income	22,865	20,484
Retained earnings	882,943	807,770
Total shareholders' equity of The Andersons, Inc.	1,282,899	1,198,601
Noncontrolling interests	233,488	231,168
Total equity	1,516,387	1,429,769
Total liabilities and equity	$ 3,855,007	$ 4,607,996

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Operating Activities			
Net income from continuing operations	$ 132,529	$ 154,954	$ 131,542
Income from discontinued operations, net of income taxes	—	12,025	4,324
Net income	132,529	166,979	135,866
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Depreciation and amortization	125,106	134,742	178,934
Bad debt expense, net	11,519	6,001	237
Stock-based compensation expense	12,857	11,192	11,038
Deferred federal income tax	(1,596)	(20,009)	(104,618)
Gain on sale of business from continuing operations	(5,643)	—	(14,619)
Asset impairment	87,156	11,818	8,947
(Gain) loss on sale of business from discontinued operations	—	(27,091)	1,491
Damaged inventory	—	17,328	—
Other	(10,698)	14,073	(481)
Changes in operating assets and liabilities:			
Accounts and notes receivable	468,968	(391,403)	(184,002)
Inventories	572,235	56,859	(528,073)
Commodity derivatives	111,506	65,399	(107,188)
Other current and non-current assets	6,529	10,936	(116,403)
Payables and other current and non-current liabilities	(563,718)	230,293	667,821
Net cash provided by (used in) operating activities	946,750	287,117	(51,050)
Investing Activities			
Acquisition of businesses, net of cash acquired	(24,698)	(20,245)	(11,425)
Purchases of property, plant and equipment and capitalized software	(150,443)	(108,284)	(75,766)
Proceeds from sale of assets	3,506	5,307	4,508
Purchase of investments	(1,730)	(2,105)	(6,243)
Proceeds from sale of business from continuing operations	10,318	5,171	18,130
Proceeds from sale of Rail assets	2,871	36,706	19,150
Proceeds from sale of business from discontinued operations	—	56,302	543,102
Purchases of Rail assets	—	(31,458)	(6,039)
Other	6,297	5,704	1,831
Net cash (used in) provided by investing activities	(153,879)	(52,902)	487,248
Financing Activities			
Net (payments) receipts under short-term lines of credit	(233,696)	(21,273)	(105,895)
Proceeds from issuance of short-term debt	—	350,000	608,250
Payments of short-term debt	—	(550,000)	(408,250)
Proceeds from issuance of long-term debt	100,000	—	203,000
Payments of long-term debt	(49,620)	(30,045)	(530,733)
Distributions to noncontrolling interest owner	(46,418)	(44,910)	(25)
Dividends paid	(25,373)	(24,609)	(23,746)
Common stock repurchased	(1,747)	(12,721)	—
Other	(7,139)	(1,172)	8,630
Net cash used in financing activities	(263,993)	(334,730)	(248,769)
Effect of exchange rates on cash and cash equivalents	(293)	(660)	(108)
Increase (decrease) in Cash and cash equivalents	528,585	(101,175)	187,321
Cash and cash equivalents at beginning of year	115,269	216,444	29,123
Cash and cash equivalents at end of year	$ 643,854	$ 115,269	$ 216,444

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Equity
(In thousands, except per share data)

	The Andersons, Inc. Shareholders' Equity						
	Common Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total
Balance at January 1, 2021	$ 138	$ 348,714	$ (966)	$ (12,076)	$ 626,081	$ 198,769	$ 1,160,660
Net income					103,986	31,880	135,866
Other comprehensive income				7,312			7,312
Amounts reclassified from Accumulated other comprehensive income (loss)				5,958			5,958
Contributions from noncontrolling interests						4,655	4,655
Distributions to noncontrolling interests						(25)	(25)
Stock awards, stock option exercises and other shares issued to employees and directors, net of income tax of $0 (22 shares)	2	19,881	368		(3,478)		16,773
Dividends declared ($0.705 per common share)					(23,495)		(23,495)
Restricted share award dividend equivalents			335		(335)		—
Balance at December 31, 2021	$ 140	$ 368,595	$ (263)	$ 1,194	$ 702,759	$ 235,279	$ 1,307,704
Net income					131,080	35,899	166,979
Other comprehensive income				19,212			19,212
Amounts reclassified from Accumulated other comprehensive income				78			78
Contributions from noncontrolling interests						4,900	4,900
Distributions to noncontrolling interests						(44,910)	(44,910)
Stock awards, stock option exercises and other shares issued to employees and directors, net of income tax of $0 (51 shares)	2	16,598	(2,396)				14,204
Purchase of treasury shares (384 shares)			(12,721)				(12,721)
Dividends declared ($0.725 per common share)					(24,441)		(24,441)
Restricted share award dividend equivalents		55	337		(1,628)		(1,236)
Balance at December 31, 2022	$ 142	$ 385,248	$ (15,043)	$ 20,484	$ 807,770	$ 231,168	$ 1,429,769
Net income					101,190	31,339	132,529
Other comprehensive income				13,424			13,424
Amounts reclassified from Accumulated other comprehensive income				(11,043)			(11,043)
Distributions to noncontrolling interests						(46,418)	(46,418)
Deconsolidation of joint venture						17,399	17,399
Stock awards, stock option exercises and other shares issued to employees and directors, net of income tax of $0 (227 shares)		1,339	6,364				7,703
Purchase of treasury shares (51 shares)			(1,747)				(1,747)
Dividends declared ($0.745 per common share)					(25,150)		(25,150)
Restricted share award dividend equivalents		623	165		(867)		(79)
Balance at December 31, 2023	$ 142	$ 387,210	$ (10,261)	$ 22,865	$ 882,943	$ 233,488	$ 1,516,387

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Consolidation

These Consolidated Financial Statements include the accounts of The Andersons, Inc. and its wholly owned and controlled subsidiaries (the “Company”). All intercompany accounts and transactions are eliminated in consolidation. Investments in unconsolidated entities in which the Company has significant influence, but not control, are accounted for using the equity method of accounting.

In 2021, The Company executed a definitive agreement to sell the Rail Leasing business. In conjunction with the sale of the Rail Leasing business, the Company announced its intent to divest the remainder of the Rail business which it successfully sold in the third quarter of 2022. These transactions effectively constitute the entirety of what has historically been included in the Rail reportable segment. Therefore, the associated operating results, net of income tax, have been classified as discontinued operations in the accompanying Consolidated Statements of Operations for all periods presented.

Certain reclassifications have been made to the prior year financial statements to conform to current year classifications. Asset impairment expense has been reclassified from Operating, administrative and general expenses to its own financial statement line item in the Consolidated Statement of Operations. Current assets held-for-sale on the Consolidated Balance Sheets have been reclassified from its own financial statement line item to Other current assets for all periods presented.

At the inception of joint venture transactions, we identify entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and determine which business enterprise is the primary beneficiary of its operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company consolidates investments in VIEs when the Company is determined to be the primary beneficiary. This evaluation is based on an enterprise’s ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance.

The Company evaluates its interests in VIEs on an ongoing basis and consolidates any VIE in which it has a controlling financial interest and is deemed to be the primary beneficiary. A controlling financial interest has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact its economic performance; and (ii) the obligation to absorb losses of the VIE that could potentially be significant to it or the right to receive benefits from the VIE that could be significant to the VIE.

In the year ended December 31, 2023, the Company had two VIE's in The Andersons Marathon Holdings LLC ("TAMH") and, prior to its deconsolidation as noted below, ELEMENT, LLC. ("ELEMENT"). The Company evaluated its interests in both TAMH and ELEMENT and determined that these entities were VIEs and that the Company was the primary beneficiary of TAMH and ELEMENT. This was due to the fact that the Company had both the power to direct the activities that most significantly impact these entities and the obligation to absorb losses or the right to receive benefits from TAMH and ELEMENT. As a result, the Company consolidated the results of both TAMH and ELEMENT, until the deconsolidation of ELEMENT on April 18, 2023. TAMH remains as the Company's only VIE as of December 31, 2023. See note 19 of the Consolidated Financial Statements for more information on the deconsolidation of ELEMENT.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of three months or less. The carrying values of these assets approximate their fair values.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and may bear interest if past due. The allowance for doubtful accounts is the best estimate of the current expected credit losses in existing accounts receivable and is reviewed quarterly. The allowance is based both on specific identification of potentially uncollectible accounts and the application of a consistent policy, based on historical experience, to estimate the allowance necessary for the remaining accounts receivable. For those customers that are thought to be at higher risk, the Company makes assumptions as to collectability based on past history and facts about the current situation. Account balances are charged off against the allowance when it becomes more certain that the receivable will not be recovered. The Company manages its exposure to counterparty credit risk through credit analysis and approvals, credit limits and monitoring procedures.

We utilize factoring arrangements with third-party financial institutions for certain of our trade accounts receivables in order to extend terms for the customer while we benefit from accelerated collections to manage working capital levels more effectively. These arrangements are on a non-recourse basis and are accounted for as sales and all changes in account receivables and cash proceeds are included in Cash provided by (used in) operating activities within the Consolidated Statements of Cash Flows. The third-party financial institutions collect payment for the sold receivables and the Company has no continuing involvement with such receivables. Receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and we have surrendered control over the transferred receivables. During the fiscal years 2023 and 2022 we sold, without recourse $311.6 million and $257.5 million of accounts receivable, respectively. Factoring fees were $4.5 million, $2.1 million, and $0.4 million during fiscal years 2023, 2022, and 2021, respectively, and were included in Operating, administrative, and general expenses within the Consolidated Statements of Operations.

Commodity Derivatives and Inventories

The Company's operating results can be affected by changes to commodity prices. The Trade and Renewables businesses have established "unhedged" position limits (the amount of a commodity, either owned or contracted for, that does not have an offsetting derivative contract to mitigate the price risk associated with those contracts and inventory). To reduce the exposure to market price risk on commodities owned and forward commodity and ethanol purchase and sale contracts, the Company enters into exchange traded commodity futures and options contracts and over-the-counter forward and option contracts with various counterparties. The forward purchase and sale contracts are for physical delivery of the commodity in a future period. Contracts to purchase commodities from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of commodities to processors or other commercial consumers generally do not extend beyond one year.

The Company accounts for its commodity derivatives at fair value. The estimated fair value of the commodity derivative contracts that require the receipt or posting of cash collateral is recorded on a net basis (offset against cash collateral posted or received, also known as margin deposits) within commodity derivative assets or liabilities. Management determines fair value based on exchange-quoted prices and in the case of its forward purchase and sale contracts, fair value is adjusted for differences in local markets and non-performance risk. While the Company considers certain of its commodity contracts to be effective economic hedges, the Company does not designate or account for its commodity contracts as hedges.

Realized and unrealized gains and losses in the value of commodity contracts (whether due to changes in commodity prices, changes in performance or credit risk, or due to sale, maturity or extinguishment of the commodity contract) and commodity inventories are included in Cost of sales and merchandising revenues in the Consolidated Statements of Operations. Additional information about the fair value of the Company's commodity derivatives is presented in Notes 5 and 10 to the Consolidated Financial Statements.

Readily Marketable Inventories ("RMI"), which are grain and other agricultural commodities, may be acquired under provisionally priced contracts, are stated at their net realizable value, which approximates estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At times the Company holds a portion of RMI within its facilities for others. Our storage facilities are licensed warehouses and must be bonded and insured for its capacity under license and is obligated to return to the title holder of the RMI an equal quantity and quality. The Company does not have title to the inventory and is only liable for any deficiencies in grade or shortage of quantity that may arise during the storage period. Management has not experienced historical losses with regard to any deficiencies and does not anticipate material losses in the future.

All other inventories are stated at the lower of cost or net realizable value. Cost is determined by the average cost method. Additional information about inventories is presented in Note 2 to the Consolidated Financial Statements.

Derivatives - Master Netting Arrangements

Generally accepted accounting principles permit a party to a master netting arrangement to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or obligation to return cash collateral under the same master netting arrangement. The Company has master netting arrangements for its exchange traded futures and options contracts and certain over-the-counter contracts. When the Company enters into a futures, options or an over-the-counter contract, an initial margin deposit may be required by the counterparty. The amount of the margin deposit varies by commodity. If the market price of a futures, option or an over-the-counter contract moves in a direction that is adverse to the Company's position, an additional margin deposit, called a maintenance margin, is required. The Company nets, by counterparty, its futures and over-the-counter positions against the cash collateral provided or received. The margin deposit assets and liabilities are included in short-term commodity derivative assets or liabilities, as appropriate, in the Consolidated Balance Sheets. Additional information about the Company's master netting arrangements is presented in Note 5 to the Consolidated Financial Statements.

Derivatives - Interest Rate and Foreign Currency Contracts

The Company periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. The Company has long-term interest rate swaps that expire from 2024 to 2031 recorded within the Consolidated Balance Sheets in either other current assets or liabilities (if short-term in nature) or in other assets or other long-term liabilities (if non-current in nature) and have been designated as cash flow hedges; accordingly, changes in the fair value of the instruments are recognized in Other comprehensive income in the Consolidated Balance Sheets. While the Company considers all of its derivative positions to be effective economic hedges of specified risks, these interest rate contracts for which hedge accounting is not applied are recorded on the Consolidated Balance Sheets in either other current assets or liabilities (if short-term in nature) or in other assets or other long-term liabilities (if non-current in nature), and changes in fair value are recognized in current earnings as interest expense. Upon termination of a derivative instrument or a change in the hedged item, any remaining fair value recorded in the Consolidated Balance Sheets is recorded in Interest expense, net consistent with the cash flows associated with the underlying hedged item. Information regarding the nature and terms of the Company's interest rate derivatives is presented in Note 5 to the Consolidated Financial Statements.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Repairs and maintenance costs are charged to expense as incurred, while betterments that extend useful lives are capitalized. Depreciation is provided over the estimated useful lives of the individual assets, by the straight-line method. Estimated useful lives are generally as follows: land improvements - 16 years; leasehold improvements - the shorter of the lease term or the estimated useful life of the improvement, ranging from 3 to 20 years; buildings and storage facilities - 10 to 40 years; and machinery and equipment - 3 to 20 years. The cost of assets retired or otherwise disposed of, and the accumulated depreciation thereon are removed from the accounts, with any gain or loss realized upon sale recorded in Other income, net within the Consolidated Statements of Operations.

Additional information regarding the Company's property, plant and equipment is presented in Note 3 to the Consolidated Financial Statements.

Deferred Debt Issue Costs

Costs associated with the issuance of term debt are deferred and recorded net with debt. Costs associated with revolving credit agreements are recorded as a deferred asset. These costs are amortized, as a component of interest expense, over the earlier of the stated term of the debt or the period from the issue date through the first early payoff date without penalty, or the expected payoff date if the loan does not contain a prepayment penalty. Deferred costs associated with the borrowing arrangement with a syndication of banks are amortized over the term of the agreement.

Goodwill and Intangible Assets

Goodwill is subject to an annual impairment test or more often when events or circumstances indicate that the carrying amount of goodwill may be impaired. A goodwill impairment loss is recognized to the extent the carrying amount of goodwill exceeds the business enterprise value. Additional information about the Company's goodwill and other intangible assets is presented in Note 16 to the Consolidated Financial Statements.

Acquired intangible assets are recorded at cost, less accumulated amortization, if not indefinite lived. In addition, we capitalize the salaries and payroll-related costs of employees and consultants who devote time to the development of internal-use software projects. If a project constitutes an enhancement to previously developed software, we assess whether the enhancement is significant and creates additional functionality to the software, thus qualifying the work incurred for capitalization. Once a project is complete, we estimate the useful life of the internal-use software. Changes in our estimates related to internal-use software would increase or decrease operating expenses or amortization recorded during the period.

Amortization of intangible assets is provided over their estimated useful lives (generally 1 to 10 years) using the straight-line method.

Impairment of Long-lived Assets and Equity Method Investments

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the undiscounted future net cash flows the Company expects to generate with the assets. If such assets are considered to be impaired, the Company recognizes an impairment loss for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company reviews its equity method investments to determine whether there has been a decline in the estimated fair value of the investment that is below the Company's carrying value which is other-than-temporary. Other than consideration of past and current performance, these reviews take into account forecasted earnings which are based on management's estimates of future performance.

Provisionally Priced Commodity Contracts

Accounts payable includes certain amounts related to commodity purchases for which, even though the Company has taken ownership and possession of the commodity, the final purchase price has not been fully established. If the futures and basis components are unpriced, it is referred to as a delayed price payable. If the futures component has not been established, but the basis has been set, it is referred to as a basis payable. The unpriced portion of these payables will be exposed to changes in the fair value of the underlying commodity based on quoted prices on commodity exchanges (or basis levels). Those payables that are fully priced are not considered derivative instruments.

The Company also enters into contracts with customers for risk management purposes that allow the customers to effectively unprice the futures component of their inventory for a period of time, subjecting the commodities to market fluctuations. The Company records an asset or liability for the market value changes of the commodities over the life of the contracts based on quoted exchange prices. See Note 10 for additional discussion on these instruments.

Business Interruption Insurance

In the year ended December 31, 2023, the Company recorded approximately $12.5 million in business interruption insurance recoveries mainly due to the collapse of grain bins in Delphi, Indiana in September of 2022. As a result of this disruption, the Trade segment incurred incremental costs and lost sales as the location was unable to handle grain. A claim for these losses was submitted under the Company's business interruption insurance policy in 2023. The proceeds from this business interruption claim were included within Cost of sales and merchandising revenues in the Consolidated Statements of Operations and in Cash provided by operating activities in the Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2023.

Foreign Currency Translation and Transactions

Some of the Company's foreign subsidiaries use their local currency as their functional currency. Assets and liabilities of such subsidiaries are translated from the local functional currency into U.S. Dollars at the exchange rate on the balance sheet date and revenue and expenses are translated at the average exchange rate for the period. The Company records adjustments resulting from the translation of financial statements denominated in a foreign currency as a component of Accumulated other comprehensive income within the Consolidated Balance Sheets. Transaction gains and losses related to operating assets and liabilities are included in Cost of sales and merchandising revenues in the accompanying Consolidated Statements of Operations. The Company recorded net foreign currency transaction losses related to operating assets and liabilities of $29.5 million in the year ended December 31, 2023, and net foreign currency transaction gains of $3.1 million in the year ended December 31, 2022. This activity was immaterial for the year ended December 31, 2021.

The vast majority of the current year foreign currency transaction losses are related to currency liquidity issues in Egypt. Due to ongoing foreign currency challenges in Egypt, the Company made an exception to its normal practice regarding sales into the Middle East and North Africa allowing customers to make payments in Egyptian pounds on receivables originally contracted in U.S. dollars. Based on the information available at the time, management expected to be able to convert the local currency to U.S. dollars within a relatively short timeframe and was able to use non-deliverable forward currency hedges to manage the foreign currency exposure through part of the year. As geopolitical instability and currency liquidity challenges continued to grow in the region, the non-deliverable forward currency hedges ceased to be effective, and management made the decision to limit losses and accept a lower exchange rate on these receivables.

Stock-Based Compensation

Stock-based compensation expense for all stock-based compensation awards is based on the estimated grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, adjusted for revisions to performance expectations. Additional information about the Company's stock compensation plans is presented in Note 15 to the Consolidated Financial Statements.

Per Share Data

We present both basic and diluted earnings per share amounts from continuing operations and discontinued operations attributable to the Company's shareholders. Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted-average number of common shares outstanding. In computing diluted earnings per share, average number of common shares outstanding is increased by unvested stock awards and common stock options outstanding with exercise prices lower than the average market price of common shares using the treasury share method.

Revenue Recognition

The Company's revenue consists of sales from commodity contracts that are accounted for under ASC 815, *Derivatives and Hedging* ("ASC 815"), and sales of other products and services that are accounted for under ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue from commodity contracts (ASC 815)

Revenue from commodity contracts primarily relates to forward sales of commodities in the Company's Trade and Renewables segments, such as corn, soybeans, wheat, oats, ethanol, and corn oil, which are accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying (e.g., the price of corn), a notional amount (e.g., metric tons), no initial net investment and can be net settled since the commodity is readily convertible to cash. The Company does not apply the normal purchase and normal sale exception available under ASC 815 to these contracts.

Revenue from commodity contracts is recognized in Sales and merchandising revenues for the contractually stated amount when the contracts are settled. Settlement of the commodity contracts generally occurs upon shipment or delivery of the product, when title and risks and rewards of ownership transfers to the customer. Prior to settlement, these forward sales contracts are recognized at fair value with the unrealized gains or losses recorded within Cost of sales and merchandising revenues. Additional information about the fair value of the Company's commodity derivatives is presented in Notes 5 and 10 to the Consolidated Financial Statements.

There are certain transactions that allow for pricing to occur after title of the goods has passed to the customer. In these cases, the Company continues to report the goods in inventory until it recognizes the sales revenue once the price has been determined. Direct ship commodity sales (where the Company never takes physical possession of the commodity) are recognized based on the terms of the contract.

Certain of the Company's operations provide for customer billings, deposits or prepayments for product that is stored at the Company's facilities. The sales and gross profit related to these transactions are not recognized until the product is shipped in accordance with the previously stated revenue recognition policy and these amounts are classified in the Consolidated Balance Sheets as a current liability titled "Customer prepayments and deferred revenue".

Revenue from contracts with customers (ASC 606)

Information regarding our revenue from contracts with customers accounted for under ASC 606 is presented in Note 7 to the Consolidated Financial Statements. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards of ownership transfer to the customer.

Income Taxes

Income tax expense for each period includes current tax expense plus deferred expense, which is related to the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using enacted tax rates and laws governing periods in which the differences are expected to reverse. The Company evaluates the realizability of deferred tax assets and provides a valuation allowance for amounts that management does not believe are more likely than not to be recoverable, as applicable.

The annual effective tax rate is determined by the Income tax provision from continuing operations as a percentage of Income before income taxes from continuing operations within the Consolidated Statements of Operations. Differences in the effective tax rate and the statutory tax rate may be due to permanent items, tax credits, foreign tax rates and state tax rates in jurisdictions in which the Company operates, or changes in valuation allowances.

The Company records reserves for uncertain tax positions when, despite the belief that tax return positions are fully supportable, it is anticipated that certain tax return positions are likely to be challenged and that the Company may not prevail. These reserves are adjusted for changing facts and circumstances, such as the progress of a tax audit or the lapse of statutes of limitations.

Additional information about the Company's income taxes is presented in Note 8 to the Consolidated Financial Statements.

Employee Benefit Plans

The Company provides full-time employees hired before January 1, 2003, with postretirement health care benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including employee turnover rates, anticipated mortality rates and anticipated future healthcare cost trends. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The selection of the discount rate is based on an index given projected plan payouts. Additional information about the Company's employee benefit plans is presented in Note 6 to the Consolidated Financial Statements.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning with the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. We do not expect the adoption of this guidance to have a material impact on the Consolidated Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on the Consolidated Financial Statements.

2. Inventories

Major classes of inventories are presented below. Readily Marketable Inventories are agricultural commodity inventories such as corn, soybeans, wheat, and ethanol co-products, among others, carried at net realizable value which approximates fair value based on their commodity characteristics, widely available markets, and pricing mechanisms. The net realizable value of RMI is calculated as the fair value (spot price of the commodity in an exchange), less cost of disposal and transportation based on the local market. All other inventories are held at lower of cost or net realizable value. The components of inventories are as follows:

	December 31,	
(in thousands)	**2023**	**2022**
Grain and other agricultural products (a)	$ **886,725**	$ 1,326,531
Energy inventories (a)	**21,705**	21,084
Ethanol and co-products (a)	**104,349**	156,341
Plant nutrients and cob products	**153,921**	227,769
Total	$ **1,166,700**	$ 1,731,725

(a) Includes RMI of $862.5 million and $1,308.8 million at December 31, 2023, and December 31, 2022, respectively.

The Company incurred inventory damage charges of $17.3 million in the year ended December 31, 2022. In December 2022, approximately $16.2 million of that charge was related to a fire at a Michigan grain asset where substantially all of the insured inventory held at that location was severely damaged or destroyed.

3. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

(in thousands)	December 31, 2023		December 31, 2022	
Land	$	30,912	$	38,689
Land improvements and leasehold improvements		82,438		92,084
Buildings and storage facilities		365,744		364,721
Machinery and equipment		951,544		980,159
Construction in progress		36,541		41,429
		1,467,179		1,517,082
Less: accumulated depreciation		(773,814)		(754,353)
Property, plant and equipment, net	$	693,365	$	762,729

Depreciation expense on property, plant and equipment amounted to $100.6 million, $110.6 million and $126.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

In the first quarter of 2023, the Company recorded an $87.2 million impairment charge in the Renewables segment related to ELEMENT. The plant faced operational and market-based challenges which were exacerbated by a shift in the California Low Carbon Fuel Standard credit markets and high western corn basis. At the time of the impairment, the Company owned 51% of ELEMENT and ELEMENT was a consolidated entity. As such, 49% of the impairment charge was represented in Net income attributable to noncontrolling interests in the Consolidated Statement of Operations.

In December 2022, the Company recorded charges of $9.0 million for impairments of property, plant and equipment in the Trade segment related to a Nebraska grain asset.

In December 2021, the Company recorded charges of $7.7 million for impairments of property, plant and equipment in the Trade segment related to its frac sand assets in Oklahoma. The Company also recorded a $0.6 million impairment of property, plant and equipment in the Trade segment related to the shutdown of a facility in Texas.

4. Debt

On April 3, 2023, the Company entered into a $100 million 8-year term loan with approximately half of the proceeds used to repay current maturities of long-term debt. The remainder of the proceeds were used to pay down a portion of outstanding line of credit borrowings. Payment of principal and interest is made on a quarterly basis. The loan bears interest at variable rates.

On April 18, 2023, ELEMENT was placed into receivership. As the receiver took control of ELEMENT, under the VIE consolidation model, the Company was deemed to have lost control of the entity and therefore deconsolidated ELEMENT from its Consolidated Financial Statements. As a result of the deconsolidation, the $62.8 million of non-recourse debt associated with ELEMENT was removed from Current maturities of long-term debt in the second quarter of 2023. See Note 19 in the Consolidated Financial Statements for additional information.

The capacity of the Company's short-term lines of credit at December 31, 2023 was $1,863.9 million, of which the Company had a total of $1,817.5 million available for borrowing. The Company's borrowing capacity is reduced by a combination of outstanding borrowings and letters of credit. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2023 and 2022, was 7.28% and 5.67%, respectively.

The Company was in compliance with all financial covenants at and during the years ended December 31, 2023, and 2022, other than with respect to the ELEMENT non-recourse debt as discussed in Note 19 of the Consolidated Financial Statements.

Total interest paid was $47.0 million, $56.7 million and $38.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

As of December 31, 2023 and 2022, the estimated fair value of long-term debt, including the current portion, was $585.1 million and $595.7 million, respectively. The Company estimates the fair value of its long-term debt based upon the Company's credit standing and current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities.

Long-Term Debt

	December 31,	
(in thousands, except percentages)	2023	2022
Note payable, variable rate (7.08% at December 31, 2023), payable in increasing amounts plus interest, due 2029	$ 191,055	$ 201,524
Note payable, variable rate (6.95% at December 31, 2023), payable in increasing amounts plus interest, due 2027	128,320	135,352
Note payable, variable rate (7.03% at December 31, 2023), payable in increasing amounts plus interest, due 2031	97,500	—
Note payable, 4.50%, payable at maturity, due 2034 [a]	91,744	95,500
Note payable, 4.85%, payable at maturity, due 2026	25,000	25,000
Industrial revenue bond, variable rate (5.22% at December 31, 2023), payable at maturity, due 2036	21,000	21,000
Note payable, 4.50%, payable at maturity, due 2030	16,000	16,000
Note payable, 5.00%, payable at maturity, due 2040	14,000	14,000
Finance lease obligations, due serially to 2043 [a]	9,013	9,965
Note payable, variable rate, payable at maturity, due 2023	—	63,335
Note payable, 4.55%, payable at maturity, due 2023	—	24,000
	593,632	605,676
Less: current maturities	27,561	110,155
Less: unamortized prepaid debt issuance costs	3,111	3,003
	$ 562,960	$ 492,518

(a) Debt is collateralized by first mortgages on certain facilities and related equipment or other assets with a book value of $50.7 million.

The aggregate annual maturities of long-term debt are as follows: 2024 -- $27.6 million; 2025 -- $27.8 million; 2026 -- $53.0 million; 2027 -- $128.5 million; 2028 -- $21.5 million; and $335.2 million thereafter.

5. Derivatives

Commodity Contracts

The Company's operating results are affected by changes to commodity prices. The Trade and Renewables businesses have established "unhedged" futures position limits (the amount of a commodity, either owned or contracted for, that does not have an offsetting derivative contract to lock in the price). To reduce the exposure to market price risk on commodities owned and forward purchase and sale contracts, the Company enters into exchange traded commodity futures and options contracts and over-the-counter forward and option contracts with various counterparties. These contracts are primarily traded via regulated commodity exchanges. The Company's forward purchase and sales contracts are for physical delivery of the commodity in a future period. Contracts to purchase commodities from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Most contracts for the sale of commodities to processors or other commercial consumers generally do not extend beyond one year.

Most of these contracts meet the definition of derivatives. While the Company considers its commodity contracts to be effective economic hedges, the Company does not designate or account for its commodity contracts as hedges as defined under current accounting standards. The Company primarily accounts for its commodity derivatives at estimated fair value. The estimated fair value of the commodity derivative contracts that require the receipt or posting of cash collateral is recorded on a net basis (offset against cash collateral posted or received, also known as margin deposits) within commodity derivative assets or liabilities. Management determines fair value based on exchange-quoted prices and in the case of its forward purchase and sale contracts, estimated fair value is adjusted for differences in local markets and non-performance risk. For contracts for which physical delivery occurs, balance sheet classification is based on estimated delivery date. For futures, options and over-the-counter contracts in which physical delivery is not expected to occur but, rather, the contract is expected to be net settled, the Company classifies these contracts as current or noncurrent assets or liabilities, as appropriate, based on the Company's expectations as to when such contracts will be settled.

Realized and unrealized gains and losses in the value of commodity contracts (whether due to changes in commodity prices, changes in performance or credit risk, or due to sale, maturity or extinguishment of the commodity contract) and commodity inventories are included in Cost of sales and merchandising revenues.

Generally accepted accounting principles permit a party to use a master netting arrangement to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or obligation to return cash collateral under the same master netting arrangement. The Company has master netting arrangements for its exchange traded futures and options contracts and certain over-the-counter contracts. When the Company enters into a future, option or an over-the-counter contract, an initial margin deposit may be required by the counterparty. The amount of the margin deposit varies by commodity. If the market price of a future, option or an over-the-counter contract moves in a direction that is adverse to the Company's position, an additional margin deposit, called a maintenance margin, is required. The margin deposit assets and liabilities are included in Commodity derivative assets (or liabilities) - current, as appropriate, within the Consolidated Balance Sheets.

The net asset or liability positions of these derivatives (net of their cash collateral) are determined on a counterparty-by-counterparty basis. If current, the net position is included within Commodity derivative assets (or liabilities) - current, and if noncurrent, the net position is included in Other assets or Other long-term liabilities in the Consolidated Balance Sheets. The following table presents a summary of the estimated fair value of the Company's commodity derivative instruments that require cash collateral and the associated cash posted or received as collateral.

(in thousands)	December 31, 2023	December 31, 2022
Cash collateral paid	$ 24,439	$ 64,530
Fair value of derivatives	24,237	(10,014)
Net derivative asset position	$ 48,676	$ 54,516

The following table presents, on a gross basis, current and non-current commodity derivative assets and liabilities:

(in thousands)	Commodity Derivative Assets - Current		Commodity Derivative Assets - Noncurrent		Commodity Derivative Liabilities - Current		Commodity Derivative Liabilities - Noncurrent		Total	
					December 31, 2023					
Commodity derivative assets	$	201,542	$	1,496	$	7,868	$	13	$	210,919
Commodity derivative liabilities		(47,898)		(64)		(98,717)		(431)		(147,110)
Cash collateral paid		24,439		—		—		—		24,439
Balance sheet line item totals	$	178,083	$	1,432	$	(90,849)	$	(418)	$	88,248

(in thousands)	Commodity Derivative Assets - Current		Commodity Derivative Assets - Noncurrent		Commodity Derivative Liabilities - Current		Commodity Derivative Liabilities - Noncurrent		Total	
					December 31, 2022					
Commodity derivative assets	$	325,762	$	1,796	$	18,426	$	686	$	346,670
Commodity derivative liabilities		(94,704)		(149)		(116,945)		(1,484)		(213,282)
Cash collateral paid		64,530		—		—		—		64,530
Balance sheet line item totals	$	295,588	$	1,647	$	(98,519)	$	(798)	$	197,918

The net gains and losses on commodity derivatives not designated as hedging instruments included in the Company's Consolidated Statements of Operations and the line items in which they are located are as follows:

(in thousands)	Year Ended December 31,					
	2023		**2022**		**2021**	
Gains (losses) on commodity derivatives included in cost of sales and merchandising revenues	$	(69,579)	$	13,533	$	151,058

The Company had the following volume of commodity derivative contracts outstanding (on a gross basis) are as follows:

	December 31, 2023		
(in thousands)	Number of Bushels	Number of Gallons	Number of Tons
Non-exchange traded:			
Corn	519,825	—	—
Soybeans	41,848	—	—
Wheat	66,953	—	—
Oats	15,355	—	—
Ethanol	—	206,986	—
Soybean meal	—	—	546
Dried distillers grain	—	—	740
Other	6,847	37,153	1,882
Subtotal	650,828	244,139	3,168
Exchange traded:			
Corn	160,795	—	—
Soybeans	34,250	—	—
Wheat	64,778	—	—
Oats	375	—	—
Ethanol	—	97,272	—
Propane	—	74,550	—
Other	—	420	825
Subtotal	260,198	172,242	825
Total	911,026	416,381	3,993

	December 31, 2022		
(in thousands)	Number of Bushels	Number of Gallons	Number of Tons
Non-exchange traded:			
Corn	567,405	—	—
Soybeans	56,608	—	—
Wheat	102,716	—	—
Oats	24,710	—	—
Ethanol	—	178,935	—
Soybean meal	—	—	570
Dried distillers grain	—	—	449
Other	10,054	44,547	2,029
Subtotal	761,493	223,482	3,048
Exchange traded:			
Corn	170,280	—	—
Soybeans	46,380	—	—
Wheat	111,567	—	—
Oats	365	—	—
Ethanol	—	94,206	—
Propane	—	47,208	—
Other	—	588	581
Subtotal	328,592	142,002	581
Total	1,090,085	365,484	3,629

Interest Rate and Other Derivatives

The Company's objectives in using interest rate derivatives are ͭto add stability to interest expense on long-term debt and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The gains or losses on the derivatives designated as hedging instruments are recorded in Other comprehensive income and subsequently reclassified into Interest expense, net in the same periods during which the hedged transaction affects earnings. Amounts reported in Accumulated other comprehensive income related to derivatives will be reclassified to Interest expense, net as interest payments are made on the Company's variable-rate long-term debt. The Company also has foreign currency derivatives which are considered effective economic hedges of specified economic risks.

The Company had recorded the following amounts for the fair value of the Company's interest rate and other derivatives:

	December 31,	
(in thousands)	2023	2022
Derivatives not designated as hedging instruments		
Foreign currency contracts included in Other current assets (liabilities)	$ 907	$ (3,124)
Derivatives designated as hedging instruments		
Interest rate contracts included in Other current assets	**9,968**	8,759
Interest rate contracts included in Other assets	**18,041**	22,641

The recording of derivatives gains and losses and the financial statement line item in which they are located are as follows:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Derivatives designated as hedging instruments			
Interest rate derivative (losses) gains included in Other comprehensive income	$ **(3,407)**	$ 38,564	$ 16,960
Interest rate derivative gains (losses) included in Interest expense, net	**10,132**	(989)	(6,733)

The following table presents the open interest rate contracts at December 31, 2023:

Interest Rate Hedging Instrument	Year Entered	Year of Maturity	Initial Notional Amount (in millions)	Hedged Item	Interest Rate
Swap	2019	2025	$ 93.8	Interest rate component of debt - not accounted for as a hedge	2.3%
Swap	2019	2025	46.9	Interest rate component of debt - accounted for as a hedge	2.4%
Swap	2019	2025	46.9	Interest rate component of debt - accounted for as a hedge	2.4%
Swap	2020	2030	50.0	Interest rate component of debt - accounted for as a hedge	0.0% to 0.8%
Swap	2020	2030	50.0	Interest rate component of debt - accounted for as a hedge	0.0% to 0.8%
Swap	2022	2025	20.0	Interest rate component of debt - accounted for as a hedge	2.6%
Swap	2022	2029	100.0	Interest rate component of debt - accounted for as a hedge	2.0%
Swap	2022	2029	50.0	Interest rate component of debt - accounted for as a hedge	2.4%
Swap	2023	2024	50.0	Interest rate component of debt - accounted for as a hedge	3.7%
Swap	2023	2025	50.0	Interest rate component of debt - accounted for as a hedge	3.7%
Swap	2023	2031	50.0	Interest rate component of debt - accounted for as a hedge	2.9%

6. Employee Benefit Plans

The Company provides certain full-time employees with pension benefits under defined contribution plans. The Company's expense for its defined contribution plans amounted to $17.7 million, $17.2 million and $14.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company also has a postretirement health care benefit plan covering substantially all of its full-time employees hired prior to January 1, 2003. These plans are generally contributory and include a cap on the Company's share of the related costs. The measurement date for this plan is December 31.

Obligation and Funded Status

Following are the details of the obligation and funded status of the postretirement health care benefit plan:

(in thousands)

Change in benefit obligation	2023		2022	
Benefit obligation at beginning of year	$	17,433	$	23,942
Service cost		151		248
Interest cost		830		586
Actuarial (gains) losses		(66)		(6,180)
Participant contributions		257		314
Benefits paid		(1,339)		(1,477)
Benefit obligation at end of year	$	17,266	$	17,433

(in thousands)

Change in plan assets	2023		2022	
Fair value of plan assets at beginning of year	$	—	$	—
Company contributions		1,082		1,163
Participant contributions		257		314
Benefits paid		(1,339)		(1,477)
Fair value of plan assets at end of year	$	—	$	—
Under funded status of plans at end of year	$	(17,266)	$	(17,433)

Amounts recognized in the Consolidated Balance Sheets at December 31, 2023 and 2022 consist of:

(in thousands)

	2023		2022	
Accrued expenses and other current liabilities	$	1,242	$	1,276
Other long-term liabilities		16,024		16,157
Net amount recognized	$	17,266	$	17,433

Following are the details of the amounts recognized in Accumulated other comprehensive income before taxes at December 31, 2023:

(in thousands)

	Unamortized Actuarial Net Gains		Unamortized Prior Service Costs	
Balance at beginning of year	$	(11,678)	$	5,009
Amounts arising during the period		(66)		—
Amounts recognized as a component of net periodic benefit cost		—		1,234
Balance at end of year	$	(11,744)	$	6,243

The benefits expected to be paid for the postretirement health care benefit plan over the next ten years are as follows:

(in thousands)	Postretirement Benefits
2024	$ 1,242
2025	1,271
2026	1,281
2027	1,278
2028	1,276
2029-2033	6,213

The components of the net periodic benefit cost for each year are as follows:

	December 31,		
(in thousands)	2023	2022	2021
Service cost	$ 151	$ 248	$ 302
Interest cost	830	586	546
Expected return on plan assets	(911)	(911)	(911)
Recognized net actuarial (gain) loss	(323)	—	169
Net periodic benefit (gain) cost	$ (253)	$ (77)	$ 106

The weighted-average assumptions of the postretirement health care benefit plan for each year are as follows:

	2023	2022	2021
Used to Determine Benefit Obligations at Measurement Date			
Discount rate	**4.7 %**	4.9 %	2.6 %
Used to Determine Net Periodic Benefit Cost for Years ended December 31			
Discount rate	**4.9 %**	2.6 %	2.2 %
Expected long-term return on plan assets	—	—	—
Rate of compensation increases	—	—	—

Assumed Health Care Cost Trend Rates at Beginning of Year

	2023	2022
Health care cost trend rate assumed for next year	**3.0 %**	3.0 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (a)	**N/A**	N/A
Year that the rate reaches the ultimate trend rate (a)	**N/A**	N/A

(a)   In 2017, the Company's remaining uncapped participants were converted to a Medicare Exchange Health Reimbursement Arrangement, which put a 2% cap on the Company's share of the related costs.

7. Revenue

Many of the Company's sales and merchandising revenues are generated from contracts that are outside the scope of ASC 606. Specifically, many of the Company's Trade and Renewables sales contracts are derivatives under ASC 815, *Derivatives and Hedging*. The breakdown of revenues between ASC 606 and ASC 815 is as follows:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Revenues under ASC 606	$ 3,201,901	$ 3,036,852	$ 2,211,537
Revenues under ASC 815	11,548,211	14,288,532	10,400,513
Total revenues	$ 14,750,112	$ 17,325,384	$ 12,612,050

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by major product line:

(in thousands)	Year Ended December 31, 2023			
	Trade	Renewables	Nutrient & Industrial	Total
Specialty nutrients	$ —	$ —	$ 249,396	$ 249,396
Primary nutrients	—	—	572,906	572,906
Products and co-products	434,304	1,562,074	—	1,996,378
Propane	190,221	—	—	190,221
Other	64,284	7,621	121,095	193,000
Total	$ 688,809	$ 1,569,695	$ 943,397	$ 3,201,901

(in thousands)	Year Ended December 31, 2022			
	Trade	Renewables	Nutrient & Industrial	Total
Specialty nutrients	$ —	$ —	$ 355,636	$ 355,636
Primary nutrients	—	—	625,134	625,134
Products and co-products	396,613	1,219,972	—	1,616,585
Propane	264,072	—	—	264,072
Other	50,966	5,921	118,538	175,425
Total	$ 711,651	$ 1,225,893	$ 1,099,308	$ 3,036,852

(in thousands)	Year Ended December 31, 2021			
	Trade	Renewables	Nutrient & Industrial	Total
Specialty nutrients	$ —	$ —	$ 270,842	$ 270,842
Primary nutrients	—	—	500,891	500,891
Products and co-products	313,195	714,120	—	1,027,315
Propane	246,002	—	—	246,002
Other	64,557	6,768	95,162	166,487
Total	$ 623,754	$ 720,888	$ 866,895	$ 2,211,537

Substantially all of the Company's revenues accounted for under ASC 606 are recorded at a point in time instead of over time for each of the periods above.

Specialty and primary nutrients

The Company sells several different types of specialty nutrient products, including: low-salt liquid starter fertilizers, micro-nutrients and other specialty lawn products. These products can be sold through the wholesale distribution channels as well as directly to end users at the farm center locations. Similarly, the Company sells several different types of primary nutrient products, including: nitrogen, phosphorus and potassium. These products may be purchased and re-sold as is or sold as finished goods resulting from a blending and manufacturing process. The contracts associated with specialty and primary nutrients generally have a single performance obligation, as the Company has elected the accounting policy to consider shipping and handling costs as fulfillment costs. Revenue is recognized when control of the product has passed to the customer. Payment terms generally range from 0 - 30 days.

Products and co-products

The Renewables segment sells several co-products through the production of ethanol that remain subject to ASC 606, including E-85, dried distillers grains, syrups and renewable identification numbers ("RINs"). RINs are credits for compliance with the Environmental Protection Agency's Renewable Fuel Standard program and are created by renewable fuel producers. The Trade segment also sells several products that are subject to ASC 606, such as pulses, organics and pet food ingredients. Contracts for these products and co-products generally have a single performance obligation, as the Company has elected the accounting policy to consider shipping and handling costs as fulfillment costs. Revenue is recognized when control of the product has passed to the customer which follows shipping terms on the contract. Payment terms for Renewables generally range from 10 - 15 days. Payment terms for Trade generally range from 30 - 120 days.

Propane

Propane products are primarily sold to United States customers in the energy industry. Revenue is recognized at a point in time when obligations under the terms of a contract with the customer are satisfied. This occurs with the transfer of control of our products to customers when products are shipped for direct sales to customers or when the product is picked up by a customer at a transload location. Contracts contain one performance obligation which is the delivery to the customer at a point in time. Revenue is measured as the amount of consideration received in exchange for transferring products. The Company recognizes the cost for shipping as an expense in Cost of sales and merchandising revenues when control over the product has transferred to the customer. Payment terms generally range from 0 - 30 days.

Contract balances

The opening and closing balances of the Company's contract liabilities are as follows:

(in thousands)	2023		2022
Balance at January 1	$ 55,408	$	100,847
Balance at December 31	30,686		55,408

The difference between the opening and closing balances of the Company's contract liabilities primarily results from the timing difference between the Company's performance and the customer's payment. The contract liabilities covered in the table above relate to the Nutrient & Industrial business for payments received in advance of fulfilling our performance obligations under our customer contracts. Contract liabilities are built up at year-end and through the first quarter as a result of payments in advance of fulfilling our performance obligations under our customer contracts in preparation for the spring application season. The contract liabilities are then relieved as obligations are met through the year. The variance in contract liabilities at December 31, 2023, compared to the prior years was due to tight supplies and a sharp increase of fertilizer prices towards the end of 2021 and the beginning of 2022 and customers were more willing to prepay for fertilizer to ensure supply and fix their input costs for the following spring application season. At December 31, 2022, and 2023, there was much less volatility in the fertilizer market leading customers to not prepay as significantly as customers were willing to do at December 31, 2021.

8. Income Taxes

Income tax provision from continuing operations consists of the following:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 30,274	$ 38,801	$ 23,333
State and local	5,852	13,541	4,934
Foreign	2,869	4,741	760
	38,995	57,083	29,027
Deferred:			
Federal	(1,012)	(13,425)	(3,687)
State and local	1,252	(6,775)	819
Foreign	(2,201)	2,745	3,069
	(1,961)	(17,455)	201
Total:			
Federal	29,262	25,376	19,646
State and local	7,104	6,766	5,753
Foreign	668	7,486	3,829
	$ 37,034	$ 39,628	$ 29,228

Income before income taxes from continuing operations consists of the following:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
U.S.	$ 161,377	$ 173,810	$ 143,712
Foreign	8,186	20,772	17,058
	$ 169,563	$ 194,582	$ 160,770

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:

	Year Ended December 31,		
	2023	2022	2021
Statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in rate resulting from:			
State and local income taxes, net of related federal taxes	2.9	2.4	2.5
Effect of noncontrolling interest	(3.9)	(3.9)	(4.2)
Derivative instruments and hedging activities	—	(1.3)	0.4
U.S. income taxes on foreign earnings	1.3	(0.1)	0.7
Nondeductible compensation	0.9	1.2	1.9
Unrecognized tax benefits	4.7	8.0	2.1
Foreign tax credits	(2.9)	(2.1)	(1.3)
Research and development and other tax credits	(2.7)	(7.0)	(5.0)
Other, net	0.5	2.2	0.1
Effective tax rate	21.8 %	20.4 %	18.2 %

Net income taxes of $45.7 million, $88.7 million, and $51.7 million were paid in the years ended December 31, 2023, 2022, and 2021, respectively.

TAMH and ELEMENT are treated as partnerships for U.S. tax purposes. Partnerships are not taxable entities so the tax consequences of the partnership's transactions flow through to the partners (i.e., investors) at their proportionate share. As a result, the Consolidated Statements of Operations do not reflect such income taxes within Net income attributable to the noncontrolling interest.

The Company has elected to treat Global Intangible Low Tax Income ("GILTI") as a period cost and, therefore, has not recognized deferred taxes for basis differences that may reverse as GILTI tax in future years.

For the years ended December 31, 2023, and 2022, the Company has not recognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries that were deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing and if/when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)	December 31,	
	2023	2022
Deferred tax liabilities:		
Property, plant and equipment	$ (66,497)	$ (58,273)
Operating lease right-of-use assets	(8,716)	(9,370)
Identifiable intangibles	(3,565)	(6,802)
Investments	(29,962)	(34,604)
Derivative Instruments	(6,972)	(7,911)
Other	(5,826)	(5,160)
	(121,538)	(122,120)
Deferred tax assets:		
Employee benefits	28,989	28,859
Accounts and notes receivable	10,406	6,726
Inventory	3,718	10,272
Federal income tax credits	3,439	1,914
Net operating loss carryforwards	1,015	1,740
Operating lease liability	8,653	9,526
Other	12,324	7,118
Total deferred tax assets	68,544	66,155
less: Valuation allowance	4,416	3,834
	64,128	62,321
Net deferred tax liabilities[a]	$ (57,410)	$ (59,799)

(a) The Company had deferred tax assets of $1.2 million and $4.3 million included in Other assets in the Consolidated Balance Sheets as of December 31, 2023 and 2022, respectively.

On December 31, 2023, the Company had $50.6 million and $1.6 million of state and non-U.S. net operating loss carryforwards that begin to expire in 2028 and 2024, respectively. The Company also has $3.4 million of U.S. foreign tax credits ("FTCs") carryforwards that begin to expire in 2028. The valuation allowance of $4.4 million is related to deferred tax assets of $3.4 million, $0.6 million, and $0.4 million for U.S. federal FTCs, branch income tax accounting that will impact future U.S. federal FTCs, and outside basis differences in U.S. equity investees, respectively.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance will be recorded to reduce deferred tax assets if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. In assessing the realizability of our deferred tax assets, we consider positive and negative evidence, including historical operating results, future reversals of existing taxable temporary differences, projected future earnings, and tax planning strategies.

The Company and its subsidiaries file income tax returns in the U.S., foreign, state and local jurisdictions. The Company is no longer subject to examination by taxing authorities in the U.S., foreign, or state and local jurisdictions for years before 2015. The Company and its subsidiary partnership returns are under federal tax examination by the IRS for tax years ranging from 2015 through 2021. The Company's subsidiary is under federal tax examination by the Mexican tax authorities for tax year 2015. Due to the potential for resolution of U.S. federal, foreign, state and local examinations, it is reasonably possible that the gross unrecognized tax benefits may change within the next twelve months by a range of $2.9 million to $7.6 million.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)	2023	2022	2021
Balance at beginning of period	$ 79,262	$ 51,754	$ 44,401
Tax positions related to the current year			
Gross additions	—	8,074	13,179
Tax positions related to prior years			
Gross additions	6,134	19,434	1,364
Gross reductions	(58)	—	(7,190)
Lapse in statute of limitations	(619)	—	—
Balance at end of period	$ 84,719	$ 79,262	$ 51,754

As of December 31, 2023, 2022 and 2021, if our unrecognized tax benefits were recognized in future periods, they would favorably impact our effective tax rate. As of December 31, 2023, unrecognized tax benefits of $84.7 million include $64.0 million associated with the federal and state research & development credits.

The Company's practice is to recognize interest and penalties on uncertain tax positions in the Income tax provision from continuing operations within the Consolidated Statements of Operations. At December 31, 2023, 2022, and 2021, the Company recorded reserves of $13.0 million, $8.6 million and $2.7 million, respectively, of interest and penalties on uncertain tax positions in Other long-term liabilities within the Consolidated Balance Sheets.

9. Accumulated Other Comprehensive Income

The following table summarizes the changes in Accumulated other comprehensive income attributable to the Company ("AOCI") for the years ended December 31, 2023 and 2022:

		Year Ended December 31,		
(in thousands)		2023		2022
Currency Translation Adjustment				
Beginning balance	$	(8,203)	$	5,631
Other comprehensive income (loss) before reclassifications		5,622		(13,834)
Tax effect		—		—
Other comprehensive income (loss), net of tax		5,622		(13,834)
Ending Balance	$	(2,581)	$	(8,203)
Cash Flow Hedges				
Beginning balance	$	23,546	$	(5,335)
Other comprehensive income (loss) before reclassifications		6,725		37,575
Amounts reclassified from AOCI [a]		(10,132)		989
Tax effect		846		(9,683)
Other comprehensive income (loss), net of tax		(2,561)		28,881
Ending Balance	$	20,985	$	23,546
Pension and Other Postretirement Plans				
Beginning balance	$	4,883	$	640
Other comprehensive income (loss) before reclassifications		19		6,492
Amounts reclassified from AOCI [b]		(911)		(911)
Tax effect		212		(1,338)
Other comprehensive income (loss), net of tax		(680)		4,243
Ending Balance	$	4,203	$	4,883
Investments in Convertible Preferred Securities				
Beginning balance	$	258	$	258
Other comprehensive income (loss), net of tax		—		—
Ending Balance	$	258	$	258
Total AOCI Ending Balance	$	22,865	$	20,484

(a) Amounts reclassified from gain (loss) on cash flow hedges are reclassified from AOCI to the Consolidated Statements of Operations when the hedged item affects earnings and is recognized in Interest expense, net. See Note 5 for additional information.
(b) This AOCI component is included in the computation of net periodic benefit cost recorded in Operating, administrative and general expenses within the Consolidated Statements of Operations.

10. Fair Value Measurements

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis:

(in thousands)	December 31, 2023			
Assets (liabilities)	**Level 1**	**Level 2**	**Level 3**	**Total**
Commodity derivatives, net [a]	$ 48,676	$ 39,572	$ —	$ 88,248
Provisionally priced contracts [b]	(108,736)	(65,343)	—	(174,079)
Convertible preferred securities [c]	—	—	15,625	15,625
Other assets and liabilities [d]	5,477	28,009	—	33,486
Total	$ (54,583)	$ 2,238	$ 15,625	$ (36,720)

(in thousands)	December 31, 2022			
Assets (liabilities)	**Level 1**	**Level 2**	**Level 3**	**Total**
Commodity derivatives, net [a]	$ 54,516	$ 143,402	$ —	$ 197,918
Provisionally priced contracts [b]	(20,960)	(115,377)	—	(136,337)
Convertible preferred securities [c]	—	—	16,278	16,278
Other assets and liabilities [d]	(209)	31,400	—	31,191
Total	$ 33,347	$ 59,425	$ 16,278	$ 109,050

(a) Includes associated cash posted/received as collateral.
(b) Included in "Provisionally priced contracts" are those instruments based only on underlying futures values (Level 1) and delayed price contracts (Level 2).
(c) Recorded in Other assets on the Company's Consolidated Balance Sheets related to certain available for sale securities.
(d) Included in "Other assets and liabilities" are assets held by the Company to fund deferred compensation plans and foreign exchange derivative contracts (Level 1), as well as interest rate derivatives (Level 2).

Level 1 commodity derivatives reflect the fair value of the exchange-traded futures and options contracts that the Company holds, net of the cash collateral that the Company has in its margin account.

The majority of the Company's assets and liabilities measured at fair value are based on the market approach valuation technique. With the market approach, fair value is derived using prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The Company's net commodity derivatives primarily consist of futures or options contracts via regulated exchanges and contracts with producers or customers under which the future settlement date and bushels (or gallons in the case of ethanol contracts) of commodities to be delivered (primarily wheat, corn, soybeans and ethanol) are fixed and under which the price may or may not be fixed. Depending on the specifics of the individual contracts, the fair value is derived from the futures or options prices quoted on various exchanges for similar commodities and delivery dates as well as observable quotes for local basis adjustments (the difference, which is attributable to local market conditions, between the quoted futures price and the local cash price). Because "basis" for a particular commodity and location typically has multiple quoted prices from other agribusinesses in the same geographical vicinity and is used as a common pricing mechanism in the agribusiness industry, the Company has concluded that "basis" is typically a Level 2 fair value input for purposes of the fair value disclosure requirements related to our commodity derivatives, depending on the specific commodity. Although nonperformance risk, both of the Company and the counterparty, is present in each of these commodity contracts and is a component of the estimated fair values, based on the Company's historical experience with its producers and customers and the Company's knowledge of their businesses, the Company does not view nonperformance risk to be a significant input to fair value for these commodity contracts.

These fair value disclosures exclude RMI which consists of agricultural commodity inventories measured at net realizable value. The net realizable value used to measure the Company's agricultural commodity inventories is the fair value (spot price of the commodity in an exchange), less cost of disposal and transportation based on the local market. This valuation would generally be considered Level 2. The amount of RMI is disclosed in Note 2. Changes in the net realizable value of commodity inventories are recognized as a component of Cost of sales and merchandising revenues.

Provisionally priced contract liabilities are those for which the Company has taken ownership and possession of grain, but the final purchase price has not been established. In the case of payables where the unpriced portion of the contract is limited to the futures price of the underlying commodity or the Company has delivered a provisionally priced grain and a subsequent payable or receivable is set up for any future changes in the grain price, quoted exchange prices are used and the liability is deemed to be Level 1 in the fair value hierarchy. For all other unpriced contracts which include variable futures and basis components, the amounts recorded for delayed price contracts are determined on the basis of local grain market prices at the balance sheet date and, as such, are deemed to be Level 2 in the fair value hierarchy.

The convertible preferred securities are interests in several early-stage enterprises that may be in various forms, such as convertible debt or preferred equity securities.

A reconciliation of beginning and ending balances for the Company's recurring fair value measurements using Level 3 inputs is as follows:

(in thousands)	Convertible Preferred Securities	
	2023	2022
Assets at January 1,	$ 16,278	$ 11,618
Additional investments	1,342	4,655
Gains (losses) included in Other income, net	497	5
Proceeds from investments	(1,670)	—
Reclassification to a receivable in Other assets, net	(822)	—
Assets at December 31,	$ 15,625	$ 16,278

The following tables summarize quantitative information about the Company's Level 3 fair value measurements:

Quantitative Information about Recurring Level 3 Fair Value Measurements

(in thousands)	Fair Value as of 12/31/2023	Valuation Method	Unobservable Input	Weighted Average
Convertible preferred securities [a]	$ 15,625	Implied based on market prices	N/A	N/A

(in thousands)	Fair Value as of 12/31/2022	Valuation Method	Unobservable Input	Weighted Average
Convertible preferred securities [a]	$ 16,278	Implied based on market prices	N/A	N/A

(a) The Company considers observable price changes and other additional market data available to estimate fair value, including additional capital raising, internal valuation models, progress towards key business milestones, and other relevant market data points.

Quantitative Information about Non-Recurring Level 3 Fair Value Measurements

(in thousands)	Fair Value as of 12/31/2022	Valuation Method	Unobservable Input	Weighted Average
Grain assets [a]	$ 9,000	Third party appraisal	Various	N/A

(a) The Company recognized impairment charges on a Nebraska grain asset. The fair value of the asset was determined using third-party appraisals. These measures are considered Level 3 inputs on a nonrecurring basis.

There were no non-recurring fair value measurements as of December 31, 2023.

The fair value of the Company's cash equivalents, accounts receivable and accounts payable approximate their carrying value as they are close to maturity.

11. Related Party Transactions

In the ordinary course of business and on an arms-length basis, the Company will enter into related party transactions with the minority shareholders of the Company's Renewables operations and several equity method investments that the Company holds, along with other related parties.

The following table sets forth the related party transactions entered into for the time periods presented:

(in thousands)	Year Ended December 31, 2023	2022	2021
Sales of products	$ 353,674	$ 398,390	$ 342,816
Purchases of products	49,176	76,479	44,182

(in thousands)	December 31, 2023	2022
Accounts receivable	$ 6,732	$ 12,272
Accounts payable	3,901	7,070

12. Segment Information

The Company's operations include three reportable business segments that are distinguished primarily on the basis of products and services offered as well as the management structure. The Trade business includes commodity merchandising and the operation of terminal grain elevator facilities. The Renewables business produces, purchases and sells ethanol and co-products. The segment also operates a merchandising portfolio of ethanol, ethanol co-products and other biofuels such as renewable diesel feedstocks. The Nutrient & Industrial (formerly Plant Nutrient) business manufactures and distributes plant nutrient products such as agricultural inputs, primarily fertilizers and turf care products along with industrial products such as deicers, dust abatement solutions, and corncob-cased products. The segment was rebranded in 2023 to reflect the portfolio of market offerings in the segment. Other includes corporate income and expense and cost for functions that provide support and services to the operating segments, as well as other elimination and consolidation adjustments.

The segment information below includes the allocation of expenses shared by one or more operating segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. The Company does not have any customers who represent 10 percent, or more, of total revenues.

(in thousands)	Year Ended December 31, 2023	2022	2021
Revenues from external customers			
Trade	$ 10,426,083	$ 13,047,537	$ 9,304,357
Renewables	3,380,632	3,178,539	2,440,798
Nutrient & Industrial	943,397	1,099,308	866,895
Total	$ 14,750,112	$ 17,325,384	$ 12,612,050

(in thousands)	Year Ended December 31, 2023	2022	2021
Interest expense (income)			
Trade	$ 35,234	$ 42,551	$ 23,688
Renewables	6,385	8,775	7,602
Nutrient & Industrial	7,016	7,298	4,355
Other	(1,768)	(1,775)	1,647
Total	$ 46,867	$ 56,849	$ 37,292

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Other income, net						
Trade	$	**29,988**	$	12,661	$	35,878
Renewables		**15,056**		20,731		3,200
Nutrient & Industrial		**2,391**		3,001		2,128
Other		**3,048**		(2,570)		(3,768)
Total	$	**50,483**	$	33,823	$	37,438

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Income (loss) before income taxes from continuing operations						
Trade	$	**96,234**	$	95,225	$	87,946
Renewables [a]		**91,175**		108,221		81,205
Nutrient & Industrial		**25,049**		39,162		42,615
Other		**(42,895)**		(48,026)		(50,996)
Income before income taxes from continuing operations	$	**169,563**	$	194,582	$	160,770

(a) Includes income attributable to noncontrolling interests of $31.3 million, $35.9 million and $31.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

(in thousands)	December 31,			
	2023		2022	
Identifiable assets				
Trade	$	**2,164,578**	$	3,166,813
Renewables		**763,203**		835,860
Nutrient & Industrial		**434,674**		530,596
Other		**492,552**		74,727
Total assets	$	**3,855,007**	$	4,607,996

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Purchases of property, plant and equipment and capitalized software						
Trade	$	**49,728**	$	29,433	$	17,828
Renewables		**54,546**		42,734		28,502
Nutrient & Industrial		**42,524**		34,678		21,616
Other		**3,645**		1,439		3,828
Total	$	**150,443**	$	108,284	$	71,774

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Depreciation and amortization						
Trade	$	**36,109**	$	35,953	$	44,335
Renewables		**51,408**		63,458		77,542
Nutrient & Industrial		**29,268**		26,634		25,957
Other		**8,321**		8,697		9,340
Total from continuing operations		**125,106**		134,742		157,174
Discontinued operations		**—**		—		21,760
Total	$	**125,106**	$	134,742	$	178,934

| | Year Ended December 31, | | |
(in thousands)	2023	2022	2021
Revenues from external customers by geographic region			
United States	$ **9,772,619**	$ 12,503,330	$ 9,771,502
Canada	**694,774**	1,199,487	806,481
Mexico	**533,012**	493,111	490,672
Egypt	**462,068**	573,371	73,654
Switzerland	**373,305**	373,737	487,363
Other	**2,914,334**	2,182,348	982,378
Total	$ **14,750,112**	$ 17,325,384	$ 12,612,050

Substantially all of the Company's long-lived assets are located within the United States. At December 31, 2023, the Company had approximately $36.1 million in long-lived assets abroad with substantially all of the foreign long-lived assets located within Canada for both periods presented.

13. Leases

The Company leases certain grain handling and storage facilities, ethanol storage terminals, warehouse space, railcars, office space, machinery and equipment, vehicles and information technology equipment under operating leases. Lease expense for these leases is recognized within the Consolidated Statements of Operations on a straight-line basis over the lease term, with variable lease payments recognized in the period those payments are incurred. Leases with a term of 12 months or less are not recorded on the Consolidated Balance Sheets and lease expense for these leases is recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term. The Company's lease agreements include lease payments that are largely fixed and do not contain material residual value guarantees.

The following table summarizes the amounts recognized in the Company's Consolidated Balance Sheets related to leases:

| | | December 31, | |
(in thousands)	Consolidated Balance Sheet Classification	2023	2022
Assets			
Operating lease assets	Right of use assets, net	$ **54,234**	$ 61,890
Finance lease assets	Property, plant and equipment, net	**20,289**	21,359
Total leased assets		$ **74,523**	$ 83,249
Liabilities			
Current operating leases	Accrued expenses and other current liabilities	**22,322**	25,364
Non-current operating leases	Long-term lease liabilities	**31,659**	37,147
Total operating lease liabilities		**53,981**	62,511
Current finance leases	Current maturities of long-term debt	**1,134**	1,565
Non-current finance leases	Long-term debt, less current maturities	**7,879**	8,400
Total finance lease liabilities		**9,013**	9,965
Total lease liabilities		$ **62,994**	$ 72,476

The components of lease cost recognized within the Company's Consolidated Statement of Operations were as follows:

(in thousands)	Consolidated Statement of Operations Classification	Year Ended December 31, 2023	2022	2021
Lease cost:				
Operating lease cost	Cost of sales and merchandising revenues	$ 16,123	$ 19,891	$ 13,016
Operating lease cost	Operating, administrative and general expenses	13,203	10,132	10,324
Finance lease cost				
Amortization of right-of-use assets	Cost of sales and merchandising revenues	120	614	978
Amortization of right-of-use assets	Operating, administrative and general expenses	1,045	1,009	1,008
Interest expense on lease liabilities	Interest expense, net	332	413	679
Short-term lease cost	Cost of sales and merchandising revenues	2,160	2,465	1,349
Short-term lease cost	Operating, administrative and general expenses	144	—	—
Variable lease cost	Cost of sales and merchandising revenues	500	338	458
Variable lease cost	Operating, administrative and general expenses	225	394	231
Total lease cost		$ 33,852	$ 35,256	$ 28,043

The Company often has the option to renew lease terms for buildings and other assets. The exercise of a lease renewal option is generally at the sole discretion of the Company. In addition, certain lease agreements may be terminated prior to their original expiration date at the discretion of the Company. Each renewal and termination option is evaluated at the lease commencement date to determine if the Company is reasonably certain to exercise the option on the basis of economic factors. The following table summarizes the weighted-average remaining lease terms:

Weighted-Average Remaining Lease Term	As of December 31, 2023	2022
Operating leases	4.0 years	3.9 years
Finance leases	8.6 years	6.9 years

The discount rate implicit within the Company's leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for each lease is determined based on its term and the currency in which lease payments are made, adjusted for the impacts of collateral. The following table summarizes the weighted-average discount rate used to measure the Company's lease liabilities:

Weighted-Average Discount Rate	As of December 31, 2023	2022
Operating leases	4.27 %	3.44 %
Finance leases	3.77 %	3.35 %

Supplemental Cash Flow Information Related to Leases

(in thousands)	Year Ended December 31, 2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 30,467	$ 30,294	$ 29,304
Financing cash flows from finance leases	1,270	1,782	12,538
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	48,569	36,056	35,024
Finance leases	—	—	364

Maturity Analysis of Leases Liabilities

(in thousands)	December 31, 2023					
	Operating Leases		Finance Leases		Total	
2024	$	23,790	$	1,447	$	25,237
2025		14,518		1,456		15,974
2026		8,755		1,462		10,217
2027		5,225		1,471		6,696
2028		1,714		1,481		3,195
Thereafter		5,076		3,488		8,564
Total lease payments		59,078		10,805		69,883
Less: interest		5,097		1,792		6,889
Total	$	53,981	$	9,013	$	62,994

(in thousands)	December 31, 2022					
	Operating Leases		Finance Leases		Total	
2023	$	28,108	$	1,889	$	29,997
2024		17,326		1,768		19,094
2025		9,801		1,406		11,207
2026		5,142		1,384		6,526
2027		1,629		1,391		3,020
Thereafter		5,507		3,382		8,889
Total lease payments		67,513		11,220		78,733
Less: interest		5,002		1,255		6,257
Total	$	62,511	$	9,965	$	72,476

14. Commitments and Contingencies

Litigation activities

The Company is party to litigation, or threats thereof, both as defendant and plaintiff with some regularity, although individual cases that are material in size occur infrequently. As a defendant, the Company establishes reserves for claimed amounts that are considered probable and capable of estimation. If those cases are resolved for lesser amounts, the excess reserves are taken into income and, conversely, if those cases are resolved for larger than the amount the Company has accrued, the Company will record additional expense in the Consolidated Statements of Operations. The Company believes it is unlikely that the results of its current legal proceedings for which it is the defendant, even if unfavorable, will be material. As a plaintiff, amounts that are collected can also result in sudden, non-recurring income.

Litigation results depend upon a variety of factors, including the availability of evidence, the credibility of witnesses, the performance of counsel, the state of the law, and the impressions of judges and jurors, any of which can be critical in importance, yet difficult, if not impossible, to predict. Consequently, cases currently pending, or future matters, may result in unexpected, and non-recurring losses, or income, from time to time. Finally, litigation results are often subject to judicial reconsideration, appeal and further negotiation by the parties, and as a result, the final impact of a particular judicial decision may be unknown for some time or may result in continued reserves to account for the potential of such post-verdict actions.

The estimated losses for all outstanding claims that are considered estimable and reasonably possible are not material.

15. Stock Compensation Plans

The Company's 2019 Long-Term Incentive Compensation Plan, dated February 22, 2019, and subsequently approved by shareholders on May 10, 2019, and amended and restated on May 6, 2022, is authorized to issue up to 7.0 million shares of common stock as options, share appreciation rights, restricted shares and units, performance shares and units and other stock or cash-based awards. Approximately 3.8 million shares remain available for issuance at December 31, 2023.

Stock-based compensation expense for all stock-based compensation awards is based on the grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award and recognizes forfeitures as they occur. Total compensation expense recognized in the Consolidated Statements of Operations for all stock compensation programs was $12.9 million, $11.2 million, and $11.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Restricted Stock Awards & Units ("RSUs")

These awards are contingent to requisite service periods established within the grant documents and range from 1 to 3 years. RSUs graded vest in conjunction with the requisite service period. Total restricted stock expense is equal to the market value of the Company's common shares on the date of the award and is recognized over the requisite service period on a straight-line basis.

A summary of the status of the Company's non-vested RSUs as of December 31, 2023, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2023	252	$ 32.79
Granted	152	44.84
Vested	(154)	29.57
Forfeited	(2)	41.26
Non-vested at December 31, 2023	248	$ 41.74

	Year Ended December 31,		
	2023	2022	2021
Total fair value of shares vested (in thousands)	$ 4,369	$ 7,465	$ 9,453
Weighted-average fair value of RSUs granted	$ 44.84	$ 43.38	$ 26.86

As of December 31, 2023, there was $3.8 million of total unrecognized compensation cost related to non-vested RSUs that is expected to be recognized over a weighted-average period of 1.4 years.

Earnings Per Share-Based Performance Share Units ("EPS PSUs")

Each EPS PSU gives the participant the right to receive common shares dependent on the achievement of specified performance results over a 3-year performance period. At the end of the performance period, the number of shares of stock issued will be determined by adjusting the award upward or downward from a target award. Fair value of EPS PSUs issued is based on the market value of the Company's common shares on the date of the award. The related compensation expense is recognized over the performance period when achievement of the award is probable and is adjusted for changes in the number of shares expected to be issued if changes in performance are expected. Currently, the Company is accounting for the awards granted in 2023 at 50% of the maximum available for issuance; and the awards granted in 2022 and 2021 at the maximum amount available for issuance.

A summary of the status of the Company's EPS PSUs as of December 31, 2023, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2023	397	$ 28.35
Granted	131	46.04
Vested	(113)	19.06
Forfeited	(48)	20.65
Non-vested at December 31, 2023	367	$ 38.51

	Year Ended December 31,		
	2023	2022	2021
Weighted-average fair value of EPS PSUs granted	$ 46.04	$ 43.98	$ 26.80

As of December 31, 2023, there was $3.7 million unrecognized compensation cost related to non-vested EPS PSUs that is expected to be recognized over a weighted-average period of 1.1 years.

Total Shareholder Return-Based Performance Share Units ("TSR PSUs")

Each TSR PSU gives the participant the right to receive common shares dependent on total shareholder return on the Company's Common Shares over a 3-year period. At the end of the period, the number of shares of stock issued will be determined by adjusting the award upward or downward from a target award. The fair value of TSR PSUs is estimated at the date of grant using a Monte Carlo Simulation with the following assumptions: Expected volatility was estimated based on the historical volatility of the Company's common shares over the 2.83 years period prior to the grant date. The average expected life was based on the contractual term of the plan. The risk-free rate is based on the U.S. Treasury Strips available with maturity period consistent with the expected life.

	2023
Risk free interest rate	4.60%
Dividend yield	—%
Volatility factor of the expected market price of the common shares	51.39%
Expected term (in years)	2.83
Correlation coefficient	0.34

A summary of the status of the Company's TSR PSUs as of December 31, 2023, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2023	397	$ 36.31
Granted	144	64.06
Vested	(170)	16.80
Forfeited	(4)	54.31
Non-vested at December 31, 2023	367	$ 56.01

	Year Ended December 31,		
	2023	2022	2021
Weighted-average fair value of TSR PSUs granted	$ 64.06	$ 66.90	$ 35.66

As of December 31, 2023, there was approximately $4.4 million unrecognized compensation cost related to non-vested TSR PSUs that is expected to be recognized over a weighted-average period of 1.1 years.

Employee Share Purchase Plan (the "ESP Plan")

The ESP Plan allows employees to purchase common shares through payroll withholdings. The Company has approximately 297 thousand common shares remaining available for issuance to and purchase by employees under this plan. The Company's 2004 ESP Plan restated and amended in 2023 authorized the Company to issue an additional 270 thousand common shares in 2023. The ESP Plan also contains an option component. The purchase price per share under the ESP Plan is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The fair value of the option component of the ESP Plan is estimated at the date of grant under the Black-Scholes option pricing model with the following assumptions at the grant date. Expected volatility was estimated based on the historical volatility of the Company's common shares over the past year. The average expected life was based on the contractual term of the plan. The risk-free rate is based on the U.S. Treasury yield curve rate with a one year term. Forfeitures are estimated at the date of grant based on historical experience.

	Year Ended December 31,		
	2023	2022	2021
Risk free interest rate	**4.73 %**	0.39 %	0.10 %
Dividend yield	**2.07 %**	1.82 %	2.86 %
Volatility factor of the expected market price of the common shares	**53 %**	38 %	72 %
Expected life for the options (in years)	**1.0**	1.0	1.0

16. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2023, 2022, and 2021 are as follows:

(in thousands)	Trade	Renewables	Nutrient & Industrial	Total
Balance at January 1, 2021	$ 122,067	$ 8,789	$ 686	$ 131,542
Disposals (a)	(2,200)	—	—	(2,200)
Balance at December 31, 2021	119,867	8,789	686	129,342
Acquisitions	—	—	—	—
Balance at December 31, 2022	**119,867**	**8,789**	**686**	**129,342**
Disposals (b)	**(800)**	**—**	**—**	**(800)**
Impairments	**—**	**—**	**(686)**	**(686)**
Balance at December 31, 2023	**$ 119,067**	**$ 8,789**	**$ —**	**$ 127,856**

(a) Removal of allocated goodwill due to the sale of a grain asset location in Illinois.
(b) Removal of allocated goodwill due to the sale of a grain asset location in Nebraska.

Goodwill for the Trade segment is $119.1 million as of December 31, 2023, which is net of prior years' accumulated impairment losses of $46.4 million. All goodwill for the Nutrient & Industrial segment has been fully impaired as of December 31, 2023, with net accumulated impairment losses $69.6 million.

The Company had goodwill of approximately $127.9 million at December 31, 2023, which includes approximately $77.8 million related to the Company's Grain Storage and Merchandising ("GSM") reporting unit, approximately $41.3 million related to the Company's Food and Specialty Ingredients ("FSI") reporting unit, and approximately $8.8 million related to the Company's Renewables reporting unit.

Goodwill is tested for impairment annually as of October 1, or more frequently if impairment indicators arise. The Company uses a one-step quantitative approach that compares the business enterprise value ("BEV") of each reporting unit with its carrying value. The BEV was computed based on both an income approach (discounted cash flows) and a market approach. The income approach uses a reporting unit's estimated future cash flows, discounted at the weighted-average cost of capital ("WACC") of a hypothetical third-party buyer. The WACC is the rate used to discount each reporting unit's estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting units and which captures the perceived risks and uncertainties associated with the reporting unit's cash flows. The cost of debt is the rate that a prudent investor would require to lend money to the reporting units on an after-tax basis and is estimated based on a market-derived analysis of corporate bond yields. The cost of debt and equity is weighted based on the debt-to-market capitalization ratio of publicly traded companies with similarities to the reporting units being tested. The WACC applied in each reporting unit's last quantitative test ranged from 10.75% to 11.00%, which includes a company specific risk premium range from 2.0% to 2.5%. Differences in the WACC used between reporting units is primarily due to distinct risks and uncertainties regarding the cash flows of the different reporting units.

The market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting unit. Any excess of the carrying value of the goodwill over the BEV will be recorded as an impairment loss. The calculation of the BEV is based on significant unobservable inputs, such as price trends, customer demand, material costs and discount rates, and are classified as Level 3 in the fair value hierarchy.

There can be no assurance that anticipated financial results will be achieved and the goodwill balances remain susceptible to future impairment charges. The goodwill related to the GSM and FSI reporting units are determined to have the greatest risk of future impairment charges given the difference (approximately 18% and 19%, respectively) between the BEV and carrying value of these reporting units as of the Company's annual impairment test date. Management performed a qualitative test for the Renewables reporting unit and determined that it was highly unlikely that the BEV is less than its carrying amount. If the Company's projected future cash flows were lower, or if the assumed weighted-average cost of capital were higher, the testing performed at year-end may have indicated an impairment of the goodwill related to one or more of the Company's reporting units. Any impairment charges that the Company may take in the future could be material to its Consolidated Statements of Operations and financial condition.

The Company recorded approximately $0.7 million of goodwill impairment charges in the year ended December 31, 2023, related to the Engineered Granules reporting unit within the Nutrient & Industrial segment. No goodwill impairment charges were incurred in the years ended December 31, 2022 or 2021 as a result of our annual impairment testing.

The Company's other intangible assets are as follows:

| | | | December 31, | | | | | |
| | | | 2023 | | | 2022 | | |
(in thousands)	Useful Life (in years)		Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Intangible asset class								
Customer lists	3 to 10		$ 149,880	$ 83,823	$ 66,057	$ 143,081	$ 70,539	$ 72,542
Non-compete agreements	1 to 7		22,240	21,514	726	22,242	21,311	931
Supply agreement	10 to 10		8,720	8,374	346	8,720	7,912	808
Technology	10 to 10		13,400	11,558	1,842	13,400	10,218	3,182
Trademarks and patents	7 to 10		15,810	14,302	1,508	15,810	13,165	2,645
Software	2 to 10		89,241	74,541	14,700	88,631	68,392	20,239
Other	3 to 5		843	443	400	998	438	560
			$ 300,134	$ 214,555	$ 85,579	$ 292,882	$ 191,975	$ 100,907

Amortization expense for intangible assets was $24.5 million, $24.1 million and $30.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. Expected future annual amortization expense for the assets above is as follows: 2024 -- $21.8 million; 2025 -- $15.5 million; 2026 -- $13.3 million; 2027 -- $13.2 million; 2028 -- $11.3 million; and thereafter -- $10.6 million.

17. Other Income, Net

The following table sets forth the items in Other income, net for the periods presented below:

(in thousands)	Year Ended December 31,					
		2023		2022		2021
Interest income	$	13,007	$	3,000	$	1,529
Property insurance recoveries		11,807		10,632		3,850
Gain on deconsolidation of joint venture		6,544		—		—
Gain on sale of assets and business, net		5,782		1,685		14,661
Patronage income		3,046		4,457		2,962
Biofuel Producer Program Funds		2,190		17,643		—
Equity earnings (losses) in affiliates		(1,178)		(5,671)		4,842
Other		9,285		2,077		9,594
Total	$	**50,483**	$	33,823	$	37,438

Individually significant items included in the table above are:

Interest income - In 2023, the Company earned $11.1 million in interest income on cash and cash equivalents with an additional $1.9 million earned from an inventory financing program. In 2022, an inventory financing program earned $1.5 million, the remaining interest income consisted of individually insignificant amounts in the ordinary course of business. In 2021, the Company earned $1.3 million, the remaining interest income consisted of individually insignificant amounts in the ordinary course of business.

Property insurance recoveries- In 2023, property insurance recoveries consisted of $1.5 million related to a conveyor collapse at a Louisiana grain asset in the prior year, proceeds of $5.5 million related to a fire at a Michigan grain asset in the prior year, and proceeds of $2.7 million related to a grain bin collapse at a Indiana grain facility in the prior year, the remaining proceeds consists of several individually insignificant amounts in the ordinary course of business. In 2022, property insurance recoveries consisted of approximately $3.0 million relating to a prior period incident at the Company's port facility in Texas, proceeds of $2.6 million related to a conveyor collapse at a Louisiana grain asset, and proceeds of $5.0 million related to a grain bin collapse at an Indiana grain facility. In 2021, property insurance recoveries consisted of approximately $3.8 million relating to a prior period incident at the Company's port facility in Texas,

Gain on deconsolidation of joint venture - On April 18, 2023, ELEMENT was placed into receivership. As the receiver took control of ELEMENT, under the VIE consolidation model, the Company deemed to have lost control of the entity and therefore deconsolidated ELEMENT from its Consolidated Financial Statements. As a result of these activities, the Company recognized a gain on deconsolidation. See footnote 19 for additional information.

Gain on sale of assets and businesses - In 2023, the vast majority of the gain was from the sale of a Nebraska grain facility of $5.6 million. In 2022, the gain was primarily attributed to the sale of the Company's remaining frac sand facilities and assets in Oklahoma and Minnesota of $3.9 million. The Company In 2021, the gain was primarily attributed to the sale of an Illinois grain facility of $14.6 million.

Patronage income - As part of the Company's normal operations it relies heavily on short-term lines of credit in order to support working capital needs in addition to long-term debt presented on the Consolidated Balance Sheets. As part of these programs the Company receives patronage income from its lenders.

Biofuel Producer Program funds - The USDA as a part of the Biofuel Producer Program, created under CARES Act, provided funding to support biofuel producers who faced unexpected market losses due to the COVID-19 pandemic. In 2023, the Company received proceeds of $2.2 million under this program, of which $0.8 million was attributable to noncontrolling interest. In 2022, TAMH and ELEMENT received proceeds of $13.3 million and $4.3 million, respectively. Of these proceeds, $8.7 million was attributable to noncontrolling interest.

Equity earnings (losses) in affiliates - In 2023 and 2022, the Company recorded impairment charges on equity method investments for $1.0 million and $4.5 million, respectively. The remaining activity consists of routine earnings and losses in equity method investments through the ordinary course of business.

18. Earnings Per Share

(in thousands except per common share data)	Year Ended December 31, 2023	2022	2021
Numerator:			
Net income from continuing operations	**$ 132,529**	$ 154,954	$ 131,542
Net income attributable to noncontrolling interests [(a)]	**31,339**	35,899	31,880
Net income attributable to The Andersons Inc. common shareholders from continuing operations	**$ 101,190**	$ 119,055	$ 99,662
Income from discontinued operations, net of income taxes	**$ —**	$ 12,025	$ 4,324
Denominator:			
Weighted-average shares outstanding – basic	**33,718**	33,731	33,279
Effect of dilutive awards	**664**	691	576
Weighted-average shares outstanding – diluted	**34,382**	34,422	33,855
Earnings per share attributable to The Andersons, Inc. common shareholders:			
Basic earnings:			
Continuing operations	**$ 3.00**	$ 3.53	$ 2.99
Discontinued operations	**—**	0.36	0.13
	$ 3.00	$ 3.89	$ 3.12
Diluted earnings:			
Continuing operations	**$ 2.94**	$ 3.46	$ 2.94
Discontinued operations	**—**	0.35	0.13
	$ 2.94	$ 3.81	$ 3.07

(a) All Net income attributable to noncontrolling interests is within the continuing operations of the Company.

Antidilutive shares were de minimis for all periods presented above.

19. ELEMENT

ELEMENT was structured as a limited liability company established for the primary purpose of producing ethanol and additional co-products such as distiller's dried grain and corn oil. The facility located in Colwich, Kansas, was designed to produce 70 million gallons of ethanol per year and began operations in August 2019.

The Company holds 51% of the membership units and ICM Holdings, Inc. ("ICM") owns the remaining 49% of the membership units. The Company had acted as the manager of the facility, responsibilities which were assumed per the Management Services Agreement dated January 1, 2021. As a result, ELEMENT was concluded to be a variable interest entity ("VIE") and had been consolidated within the Company's Consolidated Financial Statements.

In early 2023, ELEMENT was unable to make its scheduled debt payments and was placed into default. The default led to an impairment triggering event, concluding in an $87.2 million impairment charge in the first quarter.

On April 18, 2023, ELEMENT was placed into receivership and a receiver was appointed, which took possession and control of the rights and interests of ELEMENT. With this appointment, while retaining its investment in ELEMENT, the Company ceased to have a controlling financial interest and was no longer deemed to be the primary beneficiary in the subsidiary. Accordingly, the Company deconsolidated ELEMENT at that time and began accounting for the subsidiary as an equity method investment which resulted in a pretax gain of $18.1 million. Additionally, at the time of deconsolidation the Company had $9.6 million in raw material and fee receivables as well as $2.0 million in loans and interest due from ELEMENT that were previously eliminated in consolidation, among other minor balances. Upon deconsolidation, the fair values of these receivables and loans from ELEMENT to the Company were ascertained to have minimal value, resulting in a pretax loss of $11.6 million. The combination of this activity triggered by the ELEMENT deconsolidation resulted in a cumulative net pretax gain of $6.5 million which was recorded in Other income, net in the Condensed Consolidated Statements of Operations.

On January 31, 2024, the receiver sold substantially all of the assets of ELEMENT for approximately $44.0 million. From the point of deconsolidation to December 31, 2023, the ELEMENT entity continued to incur losses and there have been no payments on the outstanding receivables or loan mentioned previously. No equity method losses related to ELEMENT have been recorded since deconsolidation as the investment is in a negative position as of December 31, 2023. The Company is currently in negotiations with the receiver to recover a portion of the outstanding receivables and loan which could potentially result in a nominal gain in early 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the certifying officers, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in the *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included below.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Andersons, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Andersons, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 21, 2024

Item 9B. Other Information

During the three months ended December 31, 2023, none of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 plan") or any "non-Rule 10b5-1 trading arrangement."

During the three months ended September 30, 2023, two 105b-1 plans entered into by the Company's directors or executive officers. These plans were inadvertently omitted from the September 30, 2023, Form 10-Q filed with the Commission on November 6, 2023. The details of the plans are as follows:

On August 29, 2023, Patrick E. Bowe, Chief Executive Officer, entered into a Rule 105b-1 plan to sell up to 150,736 shares of the Company's common stock, based on certain price parameters, from November 27, 2023, to August 30, 2024.

On August 29, 2023, Brian K. Walz, Treasurer, entered into a Rule 105b-1 plan to sell up to 2,606 shares of the Company's common stock, based on certain price parameters, from November 30, 2023, to December 2, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is set forth under the headings "Election of Directors," "Corporate Governance," and "Executive Officers" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 (the "Proxy Statement"), in connection with the solicitation of proxies for the Company's 2024 annual meeting of shareholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item set forth under the caption "Executive Compensation" and "Compensation and Leadership Development Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item set forth under the caption "Share Ownership" and "Equity Plans" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item set forth under the captions "Corporate Governance" and "Certain Relationships and Related Party Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item set forth under "Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report

1. Financial Statements

The Consolidated Financial Statements of the Company are set forth under Item 8 of this report on Form 10-K.

2. Financial Statement Schedules

Financial Statement Schedule II - Valuation and Qualifying Accounts included in this Form 10-K. All other schedules are not required under the related instructions or are not applicable.

(b) Exhibit Listing

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
3.1	Articles of Incorporation.	10-K	3.1	December 31, 2019
3.2	Code of Regulations of The Andersons, Inc.	S-4/A	Annex B	May 19, 1995
4.1	Specimen Common Share Certificate. (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 033-58963).	S-4/A	4.1	May 19, 1995
4.2	Description of Securities of the Registrant	10-K	4.2	December 31, 2021
10.01*	2004 Employee Share Purchase Plan Restated and Amended January 2023	DEF 14A	Appendix A	March 9, 2023
10.02*	Amended and Restated 2019 Long-term Incentive Compensation Plan	DEF 14A	Appendix A	March 10, 2022
10.03*	Employment Agreement between The Andersons, Inc. and Patrick E. Bowe	10-Q	10	September 30, 2015
10.04*	Employment Agreement between The Andersons, Inc. and William Krueger	10-K	10.04	December 31, 2022
10.05*	Change in Control & Severance Policy	10-K	10.35	December 31, 2018
10.06*	Form of Performance Share Unit Agreement - Total Shareholder Return	10-Q	10.3	March 31, 2019
10.07*	Form of Performance Share Unit Agreement - Earnings Per Share	10-Q	10.1	June 30, 2019
10.08*	Form of Restricted Share Award	10-Q	10.4	March 31, 2019
10.09*	Form of Restricted Share Unit Agreement	10-Q	10.1	March 31, 2022
10.10*	Form of Restricted Share Award - Non-Employee Directors Agreement	10-Q	10.2	June 30, 2019
10.11*	Form of Restricted Share Unit Agreement	10-Q	10.01	March 31, 2023
10.12*	Form of Performance Share Unit Agreement - Earnings Per Share	10-Q	10.02	March 31, 2023
10.13*	Form of Performance Share Unit Agreement - Total Shareholder Return	10-Q	10.03	March 31, 2023

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
10.14*	Form of Restricted Share Award - Non-Employee Directors Agreement	10-Q	10.04	March 31, 2023
10.15	Credit Agreement, dated January 11, 2019, between The Andersons, Inc., as borrower, and several banks with U.S. Bank National Association acting as Lead Agent.	8-K	10.1	January 14, 2019
10.16	Amendment No. 1 to Credit Agreement	10-Q	10.1	September 30, 2020
10.17	Amendment No. 2 to Credit Agreement	8-K	10.1	February 5, 2021
10.18	Amendment No. 3 to Credit Agreement	8-K	10.1	May 6, 2021
10.19	Amendment No. 4 to Credit Agreement	10-K	10.19	December 31, 2021
10.20	CREDIT AGREEMENT DATED AS OF JANUARY 11, 2019 AMONG THE ANDERSONS, INC., THE LENDERS, U.S. BANK NATIONAL ASSOCIATION, AS ADMINISTRATIVE AGENT (AMENDED AS OF MARCH 28, 2022)	8-K	10.1	April 1, 2022
10.21	CREDIT AGREEMENT DATED AS OF JANUARY 11, 2019 AMONG THE ANDERSONS, INC., THE LENDERS, U.S. BANK NATIONAL ASSOCIATION, AS ADMINISTRATIVE AGENT (AMENDED AS OF JUNE 15, 2023)	10-Q	10.2	June 30, 2023
10.22	TERM LOAN AGREEMENT Dated as of April 3, 2023 among THE ANDERSONS, INC., as the Borrower, FARM CREDIT MID-AMERICA, PCA, as Administrative Agent, and THE LENDERS PARTY HERETO FARM CREDIT MID-AMERICA, PCA, as Sole Lead Arranger and Sole Bookrunner	10-Q	10.1	June 30, 2023
10.23	CREDIT AGREEMENT by and among THE ANDERSONS MARATHON HOLDINGS LLC, as Borrower, THE GUARANTORS PARTY HERETO, THE LENDERS PARTY HERETO and COBANK, ACB, as Administrative Agent COBANK, ACB and FARM CREDIT MID-AMERICA, PCA, as Joint Lead Arrangers and Bookrunners dated October 1, 2019.	8-K	10.2	October 3, 2019
10.24	First Amendment to Credit Agreement	8-K	10.1	December 17, 2019
10.25	Second Amendment to Credit Agreement	10-Q	10.2	June 30, 2020
10.26	Third Amendment to Credit Agreement	10-Q	10.1	June 30, 2021
10.27	Fourth Amendment to Credit Agreement	10-K	10.26	December 31, 2022
10.28	LOAN AGREEMENT between METLIFE REAL ESTATE LENDING LLC, a Delaware limited liability company, as Lender and THE ANDERSONS, INC., an Ohio corporation, as Borrower, FIRST MORTGAGE LOAN in the amount of $105,000,000.00 dated as of November 14, 2019. (Schedules within the Loan Agreement have been omitted and can be furnished to the SEC upon request.)	8-K	10.1	November 18, 2019
10.29	First Amendment to Loan Agreement	10-Q	10.1	June 30, 2020

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
10.30	Second Amended and Restated Loan Agreement by and between SCOTIABANK ASSET FINANCE, a division of The Bank of Nova Scotia as Administrative Agent and THE LENDERS THAT ARE SIGNATORIES HERETO as Lenders and THE ANDERSONS CANADA LIMITED as Borrower	8-K	10.1	December 28, 2021
10.31	First Amendment to Second Amended and Restated Loan Agreement	10-K	10.30	December 31, 2022
10.32	Second Amendment to Second Amended and Restated Loan Agreement	10-K	10.31	December 31, 2022
10.33	Third Amendment to Second Amended and Restated Loan Agreement	10-K	10.32	December 31, 2022
10.34**	Fourth Amendment to Second Amended and Restated Loan Agreement			
21.1**	Consolidated Subsidiaries of The Andersons, Inc.			
23.1**	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP.			
31.1**	Certification of the Chief Executive Officer under Rule 13(a)-14(a)/15d-14(a).			
31.2**	Certification of the Chief Financial Officer under Rule 13(a)-14(a)/15d-14(a).			
32.1***	Certifications Pursuant to 18 U.S.C. Section 1350.			
97.1**	Recoupment Policy			
101**	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.			
104**	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.			

* Indicates management contract or compensatory plan or arrangement.

** Filed herewith.

*** Furnished herewith.

Item 16. Form 10-K Summary

Not applicable

THE ANDERSONS, INC.

SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description (in thousands)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts [1]	Deductions [2]	Balance at End of Period
Allowance for doubtful accounts receivable					
2023	$ 26,392	$ 11,519	$ —	$ (1,972)	$ 35,939
2022	6,911	4,249	17,168	(1,936)	26,392
2021	9,255	(190)	—	(2,154)	6,911

[1] In 2022, the Company reclassified reserves within Commodity derivative assets to reserves within accounts receivable of approximately $14.5 million from reserves on open contract equity positions now transferred into the form of a receivable. The Company also reclassified Accounts receivable and the associated allowance for doubtful accounts of $2.7 million related to the legacy Rail business from discontinued operations to continuing operations as a result of residual accounts receivable not being included with the sale of the remainder of the Rail business.

[2] Uncollectible accounts written off, net of recoveries and adjustments to estimates for the allowance for doubtful accounts receivable accounts.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANDERSONS, INC.

Date: February 21, 2024

/s/ Patrick E. Bowe
Patrick E. Bowe
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date	Signature	Title	Date
/s/ Patrick E. Bowe Patrick E. Bowe	Chief Executive Officer (Principal Executive Officer)	2/21/2024	/s/ Gary A. Douglas Gary A. Douglas	Director	2/21/2024
/s/ Brian A. Valentine Brian A. Valentine	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2/21/2024	/s/ Pamela S. Hershberger Pamela S. Hershberger	Director	2/21/2024
/s/ Michael T. Hoelter Michael T. Hoelter	Vice President, Corporate Controller & Investor Relations (Principal Accounting Officer)	2/21/2024	/s/ Catherine M. Kilbane Catherine M. Kilbane	Director	2/21/2024
/s/ Michael J. Anderson, Sr. Michael J. Anderson, Sr.	Chairman	2/21/2024	/s/ Robert J. King, Jr. Robert J. King, Jr.	Director	2/21/2024
/s/ Gerard M. Anderson Gerard M. Anderson	Director	2/21/2024	/s/ Ross W. Manire Ross W. Manire	Director	2/21/2024
/s/ Steven K. Campbell Steven K. Campbell	Director	2/21/2024	/s/ John T. Stout, Jr. John T. Stout, Jr.	Director	2/21/2024

Exhibit 21.1

CONSOLIDATED SUBSIDIARIES OF THE ANDERSONS, INC.

Subsidiary	Place of Organization
Bridge Agri Partners, Inc.	Canada
Bridge Agri Partners Montana, Inc.	Montana
Capstone Commodities, LLC	Texas
David T. Boyd & Co. Limited	United Kingdom
ELEMENT, LLC	Kansas
Feed Factors Ireland Limited	Ireland
Feed Factors Limited	United Kingdom
Kay Flo Industries, Inc.	Iowa
Lansing Brasil Comercial & Exportadora de Produtos Agricolas Ltda.	Brazil
Lansing Brasil Holdings, LLC	Delaware
Lansing de Mexico S.de R.L. de C.V.	Mexico
Lansing de Mexico Servicios S. de R.L. de C.V.	Mexico
Lansing Louisiana, LLC	Delaware
Lansing Proprietary, LLC	Delaware
Lansing Trade Group - Asia PTE LTD	Singapore
Lansing Trade Group – Germany GmbH	Germany
Lansing Trade Group, LLC	Delaware
Lansing Trading Company, Ltd.	China
Lawnbox LLC	Ohio
Liqui Fert Corporation	Puerto Rico
Maumee Ventures LLC	Ohio
Metamora Commodity Company, Inc.	Ohio
Mineral Processing Company	Ohio
New Eezy-Gro Inc.	Ohio
Nutra-Flo Company	Iowa
Plant Nutrient Operations LLC	Ohio
Purity Foods, Inc.	Michigan
TAI Hold Co, LLC	Michigan
The Andersons Biofuels Processing LLC	Delaware
The Andersons Canada Limited	Canada
The Andersons Ethanol LLC	Ohio
The Andersons Executive Services LLC	Ohio
The Andersons Farm Development Co., LLC	Ohio
The Andersons Grain Romania S.R.L	Romania
The Andersons Marathon Holdings LLC	Ohio
The Andersons Plant Nutrient LLC	Ohio
The Andersons Railcar Company LLC	Ohio
The Andersons Switzerland Inc.	Delaware
The Andersons Switzerland SARL	Switzerland
The Andersons Winona Terminal, LLC	Minnesota
Thompsons USA Limited	Delaware
Titan Lansing, LLC	Delaware
Top Cat Holding Co	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in:

- Registration Statement No. 333-276222 on Form S-8 dated December 22, 2023, pertaining to the registration of 270,000 additional shares under The Andersons, Inc. Amended and Restated 2004 Employee Share Purchase Plan;

- Registration Statement No. 333-265046 on Form S-8 dated May 18, 2022, pertaining to the registration of 4,715,000 additional shares under The Andersons, Inc. Amended and Restated 2019 Long-Term Incentive Compensation Plan;

- Registration Statement No. 333-233862 on Form S-8 dated September 20, 2019, pertaining to the registration of 2,530,000 shares under The Andersons, Inc. 2019 Long-Term Incentive Compensation Plan and the 2004 Employee Share Purchase Plan restated and amended in January 2019;

- Registration Statement No. 333-228957 on Form S-8 dated December 21, 2018, pertaining to the registration of 650,000 shares under The Andersons, Inc. Lansing Acquisition 2018 Inducement and Retention Plan; and

- Registration Statement No. 333-202442 on Form S-8 dated March 2, 2015, pertaining to the registration of 1,750,000 shares under The Andersons, Inc. 2014 Long-Term Incentive Compensation Plan

of our reports dated February 21, 2024, relating to the financial statements of The Andersons, Inc. and the effectiveness of The Andersons, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K of The Andersons, Inc. for the year ended December 31, 2023.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 21, 2024

Exhibit 31.1

**Certification of President and Chief Executive Officer
Under Rule 13(a)-14(a)/15d-14(a)**

I, Patrick E. Bowe, certify that:

1   I have reviewed this report on Form 10-K of The Andersons, Inc.

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2024

/s/ Patrick E. Bowe

Patrick E. Bowe

Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**Certification of Chief Financial Officer
under Rule 13(a)-14(a)/15d-14(a)**

I, Brian A. Valentine, certify that:

1   I have reviewed this report on Form 10-K of The Andersons, Inc.

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2024

/s/ Brian A. Valentine
Brian A. Valentine
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

The Andersons, Inc.

Certifications Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of The Andersons, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(1)   The Report fully complies with the requirements of 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

February 21, 2024

/s/ Patrick E. Bowe
_____
Patrick E. Bowe
Chief Executive Officer
(Principal Executive Officer)

/s/ Brian A. Valentine
_____
Brian A. Valentine
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to The Andersons, Inc. and will be retained by The Andersons, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

BOARD OF DIRECTORS


Gerard M. Anderson (3)(4)
Retired Executive Chairman
DTE Energy


Pamela S. Hershberger (1)(4)
Retired Managing Partner
Toledo, Ohio Office
Ernst & Young, LLP


Michael J. Anderson
Chairman
The Andersons, Inc.


Catherine M. Kilbane (1)(4)(5)
Retired Senior Vice President,
General Counsel and Secretary
The Sherwin-Williams Company


Patrick E. Bowe
President and
Chief Executive Officer
The Andersons, Inc.


Robert J. King, Jr. (2)(3)
Retired President and
Chief Executive Officer
PVF Capital


Steven K. Campbell (3)
Retired Head of North America
Grains and Group Executive
Vice President Louis Dreyfus


Ross W. Manire (1)(2)
Retired President and
Chief Executive Officer
ExteNet Systems, Inc.


Gary A. Douglas (1)(2)
Retired President
Nationwide National Partners


John T. Stout, Jr. (2)(3)
Chairman and Chief Executive
Officer, Plaza Belmont
Management Group, LLC

(1) Audit Committee
(2) Compensation/Leadership
    Development Committee
(3) Finance Committee
(4) Governance/Nominating Committee
(5) Lead Independent Director

CORPORATE OFFICERS


Patrick E. Bowe
President and
Chief Executive Officer


Anne G. Rex
Vice President, Strategy,
Planning and Development


Christine M. Castellano
Executive Vice President, General
Counsel and Corporate Secretary


Brian A. Valentine
Executive Vice President and
Chief Financial Officer


Michael T. Hoelter
Vice President, Corporate
Controller and Investor Relations


Brian K. Walz
Vice President
and Treasurer


William E. Krueger
Chief Operating Officer and
President, Trade and Processing


Sarah J. Zibbel
Executive Vice President and
Chief Human Resources Officer


Joseph E. McNeely
President, Nutrient and Industrial

INVESTOR INFORMATION

CORPORATE OFFICE
The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537
419-893-5050
www.andersonsinc.com

NASDAQ SYMBOL
The Andersons, Inc. common shares
are traded on the Nasdaq Global
Select Market tier of The Nasdaq
Stock Market under the symbol ANDE.

COMMON STOCK
34 million shares outstanding
as of December 31, 2023.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT
Computershare CIP, which is a
direct stock purchase and dividend
reinvestment plan sponsored and
administered by Computershare
Trust Company, N.A. and not by
The Andersons, Inc., provides an
alternative to traditional methods
of buying and selling shares in
The Andersons, Inc. Through
Computershare CIP, one can purchase
and sell The Andersons, Inc. shares
directly, rather than dealing with
a broker. For more information on
Computershare CIP, please go to
www.computershare.com/investor
or call toll-free at 877-373-6374.

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services, LLC
P.O. Box 505000
Louisville, KY 40233
Phone: 312-360-5260
Toll-free: 877-373-6374
Investor Center portal:
www.computershare.com/investor

FORM 10-K
Additional copies of The Andersons
2023 Form 10-K, filed on February 21,
2024, with the SEC, are available
to shareholders and interested
individuals without charge by writing
or calling Investor Relations.

INVESTOR RELATIONS
Michael Hoelter
Vice President, Corporate Controller
and Investor Relations
419-897-6715
investorrelations@andersonsinc.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP | Cleveland, OH

ANNUAL MEETING
The annual shareholders'
meeting of The Andersons, Inc.
will be held virtually at 8 a.m.
Eastern Time on May 9, 2024.



The Andersons, Inc. | 1947 Briarfield Boulevard | Maumee, Ohio 43537 | **www.andersonsinc.com**